Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2022

Dated April 4, 2023

133 Richmond Street West, Suite 602

Toronto, Ontario, M5H 2L3

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49
AUDITORS, TRANSFER AGENT AND REGISTRAR	49
Auditors	49
Transfer Agents, Registrars or Other Agents	49
MATERIAL CONTRACTS	49
INTEREST OF EXPERTS	49
ADDITIONAL INFORMATION	50

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PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) is as of April 4, 2023, unless otherwise indicated.

Cautionary Notes to U.S. Investors Concerning Resource Estimates

Electra Battery Materials Corporation (the “Company”), as a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, has prepared this AIF in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC’s definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards definition that are required under NI 43-101. Investors are cautioned that while the above terms are “substantially similar” to the corresponding CIM Standards definition, there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Currency

Except where otherwise indicated, all references to currency in this AIF are to thousands of Canadian Dollars (“$”).

Forward-Looking Information

Except for statements of historical fact, this AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements relating to the business and future activities of, and development related to, the Company after the date of this AIF, as applicable; statements regarding anticipated burn rate and operations; planned exploration and development programs and expenditures; plans to process black mass material and the ability to recover high value elements therefrom; expectations as to the timing of commissioning of equipment and the Refinery (as defined below); expectations as to the extension of the Company’s black mass processing and recovering activities; the Cobalt Supply Agreement (as defined below); commercial agreements with LGES (as defined below) and other parties; the Stratton Offtake Agreement (as defined below); the Glencore Offtake Agreement (as defined below); timelines and milestones with respect to the Refinery; anticipated expenditures and programs at the Refinery and Iron Creek Project (as defined below); the results of any scoping study of an integrated nickel sulfide processing facility; impact of COVID-19 on the Company; the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties and programs; future exploration prospects; proposed exploration plans and expected results of exploration; Electra’s ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; future growth potential of Electra; future development plans; the

2023 Note Offering (as defined below) and the obligations of the Company and its subsidiaries in connection with the 2023 Note Offering; and currency and interest rate fluctuations. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements. In particular, forward-looking information in this AIF includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the ability to extract valuable elements from black mass; general expectations with respect to the development of the Refinery (as defined below) including commodity prices with respect to its development; the state of the electric vehicle (“EV”) market; the future price of cobalt; anticipated costs of, and the Company’s ability to fund, its operations; the Company’s ability to carry on exploration and development activities; the timing and results of drilling programs; the discovery of additional mineral resources on the Company’s mineral properties; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient and effective manner; the potential impact of natural disasters, the impact of COVID-19 and the Russo-Ukraine war; inflationary pressures; the Company’s ability to comply with its obligations in connection with the 2023 Note Offering; stock exchange and regulatory approvals required in connection with closing of the 2023 Note Offering; and the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: the Refinery and general expectations with respect to the development of the Refinery; risks associated with significant secured debt; general economic conditions in Canada, the United States, Australia and globally; industry conditions, including the state of the EV market; governmental regulation of the mining industry, including environmental regulation; geological, technical and drilling problems; unanticipated operating events; competition for and/or inability to retain drilling rigs and other services; the availability of capital on acceptable terms; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for commodities; liabilities inherent in the mining industry; changes in tax laws and incentive programs relating to the mining industry; the development of the COVID-19 global pandemic, and the other factors described herein under “Risk Factors”, as well as in our public filings available at www.sedar.com.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors”.

In particular, forward-looking information in this AIF includes, but is not limited to, statements with respect to future events and is subject to certain risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance, or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

The forward-looking information contained in this AIF is expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking information to conform such information to actual results or to changes in our expectations, except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Future-Oriented Financial Information (FOFI)

This AIF also contains future-oriented financial information and outlook information (collectively, “FOFI”) about the Refinery and results of the Refinery Study. This information is subject to the same assumptions, risk factors, limitations and qualifications as set forth below in the below paragraphs. FOFI contained in this AIF is made as of the date of this AIF and is being provided for the purpose of providing further information with respect to the Refinery and results of the Refinery Study. The Company disclaims any intention or obligation to update or revise any FOFI contained in this AIF, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that FOFI contained in this AIF should not be used for purposes other than for which it is disclosed herein.

Certain Other Information

Certain information in this AIF is obtained from third party sources, including public sources, and there can be no assurance as to the accuracy or completeness of such information. Although believed to be reliable, management of the Company has not independently verified any of the data from third party sources unless otherwise stated.

CORPORATE STRUCTURE

Name, Address and Incorporation

Electra Battery Materials Corporation (“Electra” or the “Company”) was incorporated under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on July 13, 2011 under the name Patrone Gold Corp. and became a reporting issuer in British Columbia and Alberta upon completion of an arrangement with Unity Energy Corp. on October 2, 2012. On October 3, 2013, the Company changed its name from Patrone Gold Corp. to Aurgent Gold Corp. On March 11, 2014, the Company changed its name from Aurgent Gold Corp. to Aurgent Resource Corp., and on September 22, 2016, the Company changed its name from Aurgent Resource Corp. to First Cobalt Corp. On October 26, 2017, shareholders of the Company approved a continuation under the Canada Business Corporations Act (the “CBCA”). The Company’s continuation under the CBCA was implemented as of September 4, 2018. On December 2, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation. Consolidation. On April 13, 2022, the Company completed a consolidation of its share capital (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for every eighteen (18) pre-Consolidation Common Shares.

Electra is in the business of battery materials refining and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

Electra has two significant North American assets:

(i)	a primary cobalt refinery located in Ontario, Canada (the “Refinery”); and
(ii)	the Iron Creek Project in Idaho, the Company’s flagship mineral project (the “Iron Creek Project”).

The issued and outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ELBM”. The Company is a reporting issuer in all the provinces and territories of Canada and files its continuous disclosure documents with the Canadian Securities Authorities in such jurisdictions. Such documents are available on SEDAR at www.sedar.com. Electra’s filings through SEDAR are not incorporated by reference in this AIF.

The Company’s registered office is located at Suite 2400, Bay Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s corporate head office is located at 133 Richmond Street West, Suite 602, Toronto, Ontario, M5H 2L3.

Intercorporate Relationships

Electra has four direct subsidiaries, being, Cobalt Industries of Canada Inc., Cobalt Projects International Corp. (“Cobalt Projects”), both of which are incorporated under the laws of the Province of Ontario, Canada, U.S. Cobalt Inc. (“US Cobalt”), which is incorporated under the laws of the Province of British Columbia, Canada, and Cobalt One PTY Ltd. (“Cobalt One”), an Australian corporation. Electra is the registered and beneficial owner of all of the outstanding share capital in all four direct subsidiaries.

The following shows the Company’s intercorporate relationships. Electra owns, directly or indirectly, 100% of each subsidiary unless otherwise indicated.

Electra Battery Materials Corporation (Canada)

(I)Cobalt Industries of Canada Inc. (Ontario)

(II)Cobalt Projects International Corp. (Ontario)

(III)U.S. Cobalt Inc. (British Columbia)

(i)	Scientific Metals (Delaware) Corp. (Delaware)
(ii)	1086370 B.C. Ltd. (British Columbia)
(a)	Idaho Cobalt Company (Idaho)
(iii)	Orion Resources NV (Nevada)

(IV)Cobalt One PTY Ltd. (Australia)

(i)	Cobalt Camp Refinery Ltd. (British Columbia)
(ii)	Cobalt Camp Ontario Holdings Corp. (British Columbia)
(iii)	Acacia Minerals Pty Ltd (Australia)
(iv)	Ophiolite Consultants Pty Ltd (Australia)

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2020 Developments

On January 15, 2020, the Company announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper.

On March 30, 2020, the Company announced it had produced battery grade cobalt sulfate using the Refinery flowsheet again, using cobalt alloy as the feedstock.

On April 15, 2020, the Company announced that it increased the size of its Idaho cobalt land position by 50%. The expanded property contains the Iron Creek cobalt-copper deposit, the Ruby target, and several other surface exposures of cobalt-copper mineralization. A total of 43 new claims were staked to the west of the Iron Creek Project, expanding the total area from 1,700 acres to over 2,600 acres.

On August 17, 2020, the Company announced the appointment of Mark Trevisiol as Vice-President, Project Development.

On May 4, 2020, the Company announced positive results from an independent engineering study on the Refinery. The study, titled “First Cobalt Refinery Project – AACE Class 3 Feasibility Study” (the “Refinery Study”), was prepared by Ausenco Engineering Canada Inc. (“Ausenco”) under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study is dated July 9, 2020 and was filed on SEDAR under the Company’s profile at www.sedar.com. The Refinery Study contemplates expanding the existing facility and adapting it to be North America’s first producer of cobalt sulfate, an essential component in the manufacturing of batteries for EVs.

On November 10, 2020, the Company announced that it had re-focused commercial arrangements with Glencore AG (“Glencore”) towards a long-term feed purchase contract rather than a tolling arrangement. The Company also announced that it had extended the maturity date on the Glencore Loan Agreement by a year from August 23, 2021 to August 23, 2022.

On November 26, 2020, the Company filed a final short form base shelf prospectus (the “2020 Base Prospectus”) with the securities regulators in all provinces and territories of Canada. The 2020 Base Prospectus allows the Company to make offerings of Common Shares, subscription receipts, warrants, units or any combination thereof for up to an aggregate total of $20,000 during the 25-month period that the 2020 Base Prospectus remains effective. The specific terms of any offering of securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement.

On December 16, 2020, the Company entered into contribution agreements with the Government of Canada and the Government of Ontario to receive $10,000 in public funding pursuant to the Federal Economic Development Initiative for Northern Ontario and the Northern Ontario Heritage Fund Corporation, respectively. The funding is anticipated to be used for recommissioning and expansion of the Refinery. The funding from the Government of Canada is a $5,000 zero-interest loan. This loan will be repaid starting one year after production is commenced at the Refinery and must be repaid within 5 years from the first payment date. The funding from the Government of Ontario is a $5,000 non-repayable grant.

On December 18, 2020, the Company filed a Notice of Change of Auditors on SEDAR in connection with a change of the Company’s auditors from MNP LLP, Chartered Professional Accountants to KPMG LLP, Chartered Professional Accountants (“KPMG”) effective December 10, 2020.

2021 Developments

On January 12, 2021, the Company announced long-term cobalt hydroxide feed arrangements with Glencore and IXM SA (“IXM”), a fully owned subsidiary of China Molybdenum Co., Ltd (“CMOC”), which will provide a total of 4,500 tonnes of contained cobalt per year to the Refinery commencing in late 2022. The contained cobalt will be provided from Glencore’s KCC mine and CMOC’s Tenke Fungurume mine and represents 90% of the projected capacity of the Refinery.

On January 26, 2021, the Company announced that it has commenced certain pre-construction activities for the Refinery, including detailed engineering and the tendering process for long lead equipment items. The vendor for the cobalt crystallizer, a critical piece of equipment in the expanded Refinery, has been selected and the equipment engineering work has started.

On February 9, 2021, the Company announced the appointment of Regan Watts as Vice-President, Corporate Affairs and Dr. George Puvvada as its Refinery Technical Manager.

On February 22, 2021, the Company filed a supplement to its Base Prospectus to establish an at-the-market equity program that allowed the Company to issue up to $10,000 of Common shares from treasury to the public from time to time, at the Company’s discretion. Distributions of Common shares through the at-the-market equity program were made pursuant to the terms of an equity distribution agreement between the Company and Cantor Fitzgerald Canada Corporation (“Cantor”). On August 23, 2021, in the context of arranging for the US$45,000 combined secured convertible debt and brokered equity financing, as further described under the heading “Selected Financings” below, the Company provided notice to Cantor of the Company’s intention to terminate the at-the-market equity program. The Company raised a total of $686 under the at-the-market equity program. Effective as of September 2, 2021, all sales under the at-the-market equity program were suspended.

On March 1, 2021, the Company announced that it completed its transaction with Kuya Silver Corporation (“Kuya”) to sell a portion of its silver and cobalt exploration assets in the Cobalt Camp and form a joint venture to advance the remaining mineral assets (the “Kuya Agreement”). Kuya acquired a 100% interest in the properties located in the Kerr silver district as consideration for which the Company received $1,000 in cash and 1,437,470 common shares of Kuya. Kuya also acquired an option to earn a 70% interest in the remainder of the Cobalt Camp assets in exchange for staged payments totaling a further $2,000 and expenditures aggregating to $4,000 in advance of September 1, 2024. Kuya is to make a milestone payment of $2,500 upon completion of a maiden mineral resource estimate of at least 10,000,000 silver equivalent ounces on either of the Kerr area properties or the remaining Cobalt Camp assets. The quantum of the payment increases to $5,000 should the resource exceed 25,000,000 silver equivalent ounces. The Company will have a right of first offer to refine base metal concentrates produced at the Refinery as well as a back-in right for any discovery of a primary cobalt deposit on the remaining Cobalt Camp assets.

On March 29, 2021, the Company announced that it had signed a flexible, long-term, offtake agreement (the “Stratton Offtake Agreement”) with Stratton Metal Resources Limited (“Stratton Metals”) for the sale of future cobalt sulfate production from the Refinery. The Company will have the option to sell up to 100% of its annual cobalt sulfate production to Stratton Metals, subject to a minimum annual quantity. The Stratton Offtake Agreement has a five year term, with quantities to be determined by Electra in advance of each calendar year, and subject to a minimum annual quantity. Pricing will be based on prevailing market prices at the time of the shipment.

Effective April 7, 2021, the Company executed a loan amendment agreement with Glencore to repay the full amount of the existing loan, approximately US$5,506 inclusive of capitalized interest, by issuing common shares of the Company. The amendment and settlement were made via a “shares for debt” provision under TSXV rules. Therefore, the Glencore loan payable and associated derivative liability were settled and derecognized for accounting purposes in the second quarter of 2021, with a resulting loss booked by the Company at that time. The shares were issued at a 15% discount to market, consistent with the original loan agreement terms which gave Glencore the right to convert the balance owing to shares of Electra at a discount of 15% at maturity. A total of 1,324,985 shares were issued to Glencore at a deemed price of $5.22 per share.

On April 7, 2021, the Company announced the appointment of Michael Insulan as Vice President, Commercial.

On April 28, 2021, the Company announced it had been awarded funding from the US Department of Energy’s Critical Materials Institute (CMI) to research innovative mineral processing techniques for the Iron Creek project. The funding from CMI will consist of US$600 over a two-year period, with an in-kind match from the Company, as part of a total US$1,200 program.

On May 11, 2021 the Company announced it had acquired additional mining claims known as the West Fork Property to the west of the Iron Creek Project. This transaction effectively doubled the Company’s Idaho land position. Geophysical surveys will be conducted at the West Fork property to test for cobalt and copper mineralization extensions.

On May 25, 2021, the Company announced another transaction, acquiring the Redcastle property to the east of the Iron Creek Project to further expand its land position in Idaho.

On September 1, 2021, Kuya exercised its option to earn up to a 70% interest in the remaining assets pursuant to the Kuya Agreement. To exercise the option, Kuya issued 671,141 common shares at a 20-day VWAP of $1.49 per common share. Over a 3-year earn-in period, Kuya was previously required to make $1,000 in additional payments to the Company and invest $4,000 in exploration activities on the properties to earn a 70% interest. Additional milestone payments would be made to the Company in the event a significant silver mineral resource estimate is completed.

On October 5, 2021, the Company announced that it awarded a contract to Metso Outotec for the design and manufacturing for the design and manufacturing of solvent extraction cells as well as technical support for the layout of a new solvent extraction plant and its process control.

On November 30, 2021, the Company announced that it had filed an amendment to the Base Prospectus to increase the total offering price of the securities of the Company that may be offered from time to time under the Prospectus from $20,000 to $70,000 (or the equivalent thereof in U.S. dollars or other currencies).

On December 30, 2021, the Company announced it signed a five-year cobalt tolling contract and amended the previous concluded five-year cobalt hydroxide feed purchase agreement with Glencore.

2022 Developments

On January 13, 2022, the Company filed a prospectus supplement announced that it has established an at-the-market equity program that allows the Company to issue up to $20,000 of Common Shares from the treasury to the public from time to time, at the Company’s discretion (the “ATM Program”). Distributions of the Common Shares through the ATM Program, if any, will be made pursuant to the terms of an equity distribution agreement (the “ATM Distribution Agreement”) between the Company and CIBC Capital Markets (“CIBC”). The ATM Program was effective until December 26, 2022. The ATM Program was facilitated pursuant to a prospectus supplement dated January 13, 2022 to the Company’s base shelf prospectus dated November 26, 2020 as amended pursuant to amendment no. 1 dated November 30, 2021 filed with the securities commissions in each of the provinces of Canada, which are available online under the Company’s profile on SEDAR at www.sedar.com.

On January 19, 2022, the Company announced that it signed a battery recycling and cobalt sulfate supply agreement with Japanese conglomerate Marubeni Corporation.

On February 10, 2022, the Company announced that it received its Industrial Sewage Works Environmental Compliance Approval from the Ontario Ministry of the Environment, Conservation and Parks, and that it has filed its final closure plan for the Refinery.

On February 23, 2022, the Company announced that it was partnering with the Government of Ontario, Glencore plc and Talon Metals Corp., to launch a battery materials park study. The partners will collaborate on engineering, permitting, socio-economic and cost studies associated with the construction of a nickel sulfate plant as well as a battery precursor cathode materials (“pCAM”) plant adjacent to the Refinery.

On March 1, 2022, the Company announced a financial commitment of $250 from the Government of Ontario in support of the study.

On March 4, 2022, the Company’s closure plan for its Refinery received final approval.

On April 5, 2022, the Company announced its intention to submit a formal application to list its Common Shares on the Nasdaq Stock Market LLC.

On April 5, 2022, the Company announced that it would undertake a consolidation of its share capital on the basis of eighteen (18) existing Common Shares for one (1) new Common Shares. The consolidation was effected at the close of business on April 12, 2022. Commons share, options and units and prices before April 12, 2022 are pre-consolidation. All share capital and share prices listed after April 12, 2022 are post consolidation.

On April 6, 2022, the Company announced that it had entered into an offtake agreement (the “Glencore Offtake Agreement”) for nickel and cobalt produced from a battery recycling plant that it expects to commission in 2023 at its Battery Materials Park (as defined below). Under the agreement, Glencore will purchase nickel and cobalt products until the end of 2024 on market-based terms.

On April 11, 2022, the Company announced the appointment of Renata Cardoso as Vice President, Sustainability and Low Carbon.

On April 26, 2022, the Company announced that the listing of its Common Shares on the Nasdaq had been approved and trading commenced on April 27, 2022.

On May 9, 2022, the Company announced that drilling at its cobalt-copper mineral project in Idaho had successfully extended mineralization by an additional 180 metres to the east of the current deposit as well as down dip from the eastern edge of the resource zone.

On May 17, 2022, the Company filed an amended to its January 13, 2022 prospectus supplement and announced that it had updated its ATM Program to issue up to C$20,000 (or its equivalent in U.S. currency) of common shares in the United States and Canada from time to time, at Electra’s discretion. The update is to permit sales of common shares under the ATM Program into the United States following Electra’s listing on the Nasdaq. Sales of Common Shares under the ATM Program in the United States and Canada were completed in accordance with the terms of an amended and restated equity distribution agreement dated May 17, 2022 among Electra, CIBC World Markets Inc. and CIBC World Markets Corp.

On May 25, 2022, the Company announced the appointment of Joseph Racanelli as Vice President, Investor Relations.

On May 31, 2022, the Company announced the introduction of a comprehensive set of policies and frameworks that underpin the Company’s commitment to Environmental, Social and Governance (ESG) best practices. Approved by the Company’s Board of Directors, the policies cover Human Rights, Supply Chain, Environment, and Sustainability matters. In support of the rollout of the policies, the Company also launched a whistleblower channel, open for internal and external stakeholders and accessible from Electra’s website.

On June 8, 2022, the Company announced the appointment of Craig Cunningham as Chief Financial Officer following the resignation of former Chief Financial Officer, Ryan Snyder.

On June 22, 2022 the Company announced that as part of its growth strategy in support of the onshoring of electric vehicle supply chains in North America, it has begun preliminary discussions with the Government of Quebec to build a new cobalt refinery in Bécancour, Quebec that will integrate with an emerging battery materials park in the province.

On July 26, 2022, the Company announced that it had signed a benefits agreement with the Métis Nation of Ontario solidifying a relationship between the two parties and providing employment, training, procurement, and business opportunities related to the construction and expansion of the Refinery.

On August 2, 2022, the Company provided an update on its 2022 exploration program at its Ruby prospect, located 1.5 kilometers from its primary Iron Creek cobalt-copper deposit in the Idaho Cobalt Belt. Electra’s exploration program is a cornerstone of its strategy to onshore the electric vehicle supply chain by identifying domestic sources of critical minerals for the electric vehicle market.

On September 8, 2022, the Company announced the highlights of an engineering scoping study prepared by a global engineering firm related to development of an integrated facility that outlined a path to growing nickel, cobalt and manganese refining, recycling of battery black mass material, and pCAM manufacturing using a hydrometallurgical flowsheet and leveraging the Company’s emerging expertise and the Refinery.

On September 22, 2022, the Company announced a commitment on key commercial terms for a three-year agreement (the “Cobalt Supply Agreement”) to supply battery grade cobalt to LG Energy Solution (“LGES”), a leading global manufacturer of lithium-ion batteries for EVs. Subject to definitive agreements, the terms of the Cobalt Supply Agreement provide that the Company will supply LGES with 7,000 tonnes of battery grade cobalt from 2023 to 2025 to be produced at the Refinery. Final legal documentation and signing of the definitive agreement is expected to be concluded in the first half of 2023.

On October 5, 2022, the Company confirmed the existence of a new cobalt zone in the Idaho Cobalt Belt, following the receipt of assay results from drilling at its Ruby prospect. The new drill intercepts are located in close proximity to the Company’s flagship Iron Creek cobalt-copper deposit. Results from Electra’s summer exploration program support a more extensive drill campaign to determine the full extent of Ruby’s mineralization.

On October 13, 2022, the Company announced the start of commissioning of its black mass recycling demonstration plant at its Battery Materials Park (as defined below) following the successful installation of material feed handling and lime delivery systems, two key circuits in Electra’s hydrometallurgical process designed to recycle end of life lithium-ion battery materials.

On December 14, 2022, the Company announced the acquisition of a cobalt property (the “CAS Property”) in proximity to the Company’s projects in Idaho. The new cobalt property was acquired for US$1.5 million, payable over 10 years upon completion of specific milestones. The underlying claim owner will retain a 1.5% NSR which can be purchased by Electra for US$500 within one year of commercial production from the CAS Property.

On December 22, 2022, the Company announced the launch of its black mass recycling demonstration plant at its battery materials park located north of Toronto. Under the parameters of the black mass demonstration, Electra plans to process up to 75 tonnes of material in a batch mode. Using its lab tested process, Electra anticipates the recovery of high value elements found in lithium-ion batteries, including nickel, cobalt, lithium, manganese, copper, and graphite.

Subsequent Events

On January 4, 2023 the Company announced it had signed an amendment to the Kuya Agreement relating to silver and cobalt exploration assets in the Canadian Cobalt Camp (the “Assets”). Pursuant to the agreement, Electra has granted to Kuya the right to acquire a 100% in its remaining assets in the Canadian Cobalt Camp. To exercise this right, Kuya is required to make a payment in cash or in the equivalent value of its shares totaling $1,000 to Electra on or prior to January 31, 2023. On January 31, 2023, Kuya exercised the option and issued 3,108,108 common shares at a deemed price of $0.37 per share (being the share price equivalent to the earn-in volume weighted average price prior to the issuance) comprised of 2,702,703 common shares as consideration for the $1,000 balance owing and an additional 405,405 in satisfaction of $150,000 of indebtedness being retired. Kuya also entered into a royalty agreement with Electra whereby it will grant Electra a two percent royalty on net smelter returns from commercial production derived from the remaining assets. Electra retains a right of first offer to refine any base metal concentrates produced from the Assets at Electra’s Ontario refinery.

On January 11, 2023 the Company released its inaugural Sustainability Report outlining the Company’s progress on environmental, social, and governance matters in 2022 and commitments to sustainable, low-carbon production of battery grade materials at the Refinery.

On February 8, 2023, the Company announced that it is in active discussions with the Government of Canada and Government of Ontario with respect to a potential commitment of up to US$7,500 (C$10,000) in additional total funding to support the recommissioning of the Refinery. The terms and conditions for these potential sources of funding are under discussion and subject to final government approvals, therefore there is no guarantee this additional capital will be provided on terms the Company can satisfy, or at all.

On February 14, 2023, the Company announced that it successfully completed the first plant-scale recycling of black mass material in North America and recovered critical metals, including nickel, cobalt, and manganese, needed for the electric vehicle battery supply chain using its proprietary hydrometallurgical process at the Refinery.

On February 14, 2023, the Company announced continued progress on the commissioning and construction of the Refinery. Through March 15, 2023, Electra’s progress can be measured by several key developments, including:

●	Completed recommissioning of analytical lab, feed material handling system (including ball mill and mixing station), leach circuit, filter presses and reagent handling systems.
●	Completed the erection of the solvent extraction building.
●	Completed construction of the cobalt sulfate loadout facility.
●	Increased the project owners’ team to 31 personnel, which include tradespeople, engineers, operators, lab technicians, and office support staff.

While constructing its crystallization circuit, the final stage in the cobalt sulfate refining process, the Corporation took delivery of a falling film evaporator vessel that was damaged in transit. Custom-built for the Corporation, the vessel is used to vaporize water from the cobalt solution before it can be crystallized into cobalt sulfate. The evaporator vessel is valued at approximately US$600, and measures approximately 60 feet in length and five feet in diameter. While the equipment was deemed suitable for installation, a third-party inspection has determined that onsite repairs will be required before it can be commissioned. The Corporation uses microchips throughout its refinery complex as part of the process control system to regulate equipment and integrate various circuits and systems together. Global supply shortages of microchips have resulted in delays to delivery of several process control system components. Although the Corporation has advanced the construction of its refinery project, it has been unable to progress fully on some work projects pending delivery of the process control components. As a result of the impact of critical equipment being damaged enroute to the Corporation’s complex north of Toronto and ongoing supply chain disruptions, the Corporation has withdrawn its guidance issued on August 11, 2022, and November 9, 2022, for its fourth quarter ending December 31, 2022 along with any forward-looking statements previously made on the timing of the commissioning, capital spend and production of its cobalt sulfate refinery.

In conjunction with this the on February 14, 2023, the Corporation announced a review of the refinery project scope, scheduling, and capital expenditures and expects to provide results in the coming weeks. The review is intended to complete detailed engineering and provide critical details to inform construction cost and completion schedules.

On March 10, 2023, the Company announced a new mineral resource estimate for the Iron Creek Project. The new mineral resource estimate was based on infill drilling and limited step-out drilling and provides an increase of 83% to the indicated mineral resource category coming from the conversion of 1.7Mt to the indicated mineral resource category. The indicated mineral resource is now 4.4M tonnes grading 0.19% cobalt and 0.73% copper containing 18.4M pounds of cobalt and 71.6M pounds of copper. The inferred mineral resource is now 1.2M tonnes grading 0.08% cobalt and 1.34% copper for an additional 2.1M pounds of cobalt and 36.5M pounds of copper. The Company subsequently filed the Technical Report with respect to the new mineral resource estimate titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023 (the “Technical Report”). The Technical Report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P.Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined NI 43-101. See “Iron Creek Project” below.

Selected Financings

The Company has completed the following financings over the last three completed financial years.

On February 5, 2020, the Company completed a non-brokered private placement by issuing 838,746 units at a price of $2.52 per unit for gross proceeds of $2,114. Each unit consists of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder thereof to purchase one additional Common Share at a price of $3.78 for a period of two years. The warrants are subject to an acceleration clause such that, if the closing price of the Common Shares is equal to or greater than $6.66 per share for a period of 10 consecutive trading days, the Company shall have the option, but not the obligation, to affect an accelerate expiration date that shall be 20 calendar days from the issuance of a notice of acceleration.

On August 28, 2020, the Company announced the closing of a non-brokered private placement of 456,944 units at a price of $2.52 per unit and 473,816 flow-through units at a price of $2.88 per flow-through unit for aggregate gross proceeds of $2,510. Each unit consists of one Common Share and one warrant. Each flow-through unit consists of one Common Share qualifying as a ‘flow-through share’ and one half of one warrant. The warrants issued in connection with the units and flow-through units entitle the holder to purchase a Common Share at a price of $2.88 per Common Share for a period of 24 months from the date of issuance.

On January 22, 2021, the Company completed a bought deal prospectus offering, pursuant to a prospectus supplement to the 2020 Base Prospectus, of 1,751,833 units at a price of $5.58 per unit for gross proceeds of $9,775. Each unit consists of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at an exercise price of $9.00 per Common Share for a period of 24 months from the closing of the offering. The underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 105,110 compensation warrants, each compensation warrant being exercisable to acquire one Common Share at $5.58 per Common Share, for a period of 24 months from the closing of the offering.

On August 23, 2021, the Company entered into subscription agreements with certain institutional investors in the United States for US$37,500 principal amount of 6.95% senior secured convertible notes due December 1, 2026 (“2026 Notes”), led by Cantor Fitzgerald Co. as placement agent (the “2021 Note Offering”), and announced a brokered overnight-marketed public offering of Common Shares of approximately $9,500 to be priced in the context of the market for aggregate proceeds to the Company of approximately US$45,000. On September 2, 2021 an aggregate of 2,119,444 common shares were issued at a price of $4.50 per share. The investors in the 2021 Note Offering also had an option to increase the principal amount of notes subscribed for by up to an additional aggregate amount of US$7,500. This option was exercised in full by the noteholders and the additional 2026 Notes were subsequently issued on October 22, 2021. The initial conversion rate of the 2026 Notes is 225.46 Common Shares per US$1 (equivalent to an initial conversion price of approximately US$4.50 per Common Share), subject to certain adjustments set forth in the indenture governing the 2026 Notes.

On November 15, 2022, the Company announced the closing of an overnight-marketed public offering of 2,345,000 units of the Company (the “November 2022 Financing Units”) on a best efforts basis at a price of US$2.35 per unit for gross proceeds of approximately US$5,500 (approximately CAD$7,300) (the “November 2022 Financing”), with each unit comprising of one Common Share and one Common Share purchase warrant, with each Common Share purchase warrant entitling the holder thereof to purchase one Common Share at a price of US$3.10 at any time on or before the date that is 36 months after the closing date of the offering.

On February 14, 2023, the Company announced the closing of a previously announced private placement offering pursuant to which the Company entered into subscription agreements with investors for the issuance (the “2023 Note Offering”) of an aggregate of US$51,000 principal amount of 8.99% senior secured convertible notes due February 2028 (the “Notes”), led by Cantor Fitzgerald & Co. as the sole placement agent. As part of the 2023 Note Offering, the Company also announced that it purchased and cancelled all of the outstanding 2026 Notes at par value, plus accrued and unpaid interest. The net proceeds of the 2023 Note Offering of approximately US$14,000 will be used for capital expenditures associated with the expansion and recommissioning of the Company’s cobalt refinery, including buildings, equipment, infrastructure, and other direct costs, as well as engineering and project management costs. In connection with the 2023 Note Offering, a note indenture (the “Note Offering Indenture”) was also entered into between the Company and GLAS Trust Company LLC, as trustee for the Notes, as well as other customary associated security documentation. The Company is the borrower under the Notes, and the obligations are guaranteed by the Company’s Canadian, United States, and Australian subsidiaries, as well as any other subsidiary that guarantees the Company’s obligations from time to time, subject to certain customary exclusions. The Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a minimum liquidity balance of US$2,000 under the terms of the Notes.

The initial conversion rate of the Notes is 403.2140 Common Shares per US$1 (one thousand dollars), (equivalent to an initial conversion price of approximately US$2.48 per Common Share) subject to certain adjustments set forth in the indenture governing the Notes, reflecting a premium of approximately 17.5% to the 30-day volume weighted average price of the Common Shares prior to the date hereof.

Noteholders received an aggregate of 10,796,054 Common Share purchase warrants (“Note Warrants”) exercisable for five years at an exercise price that is the same as the conversion price in connection with the 2023 Note Offering.

The Notes bear interest at 8.99% per annum, payable in cash semi-annually in arrears in February and August of each year and will mature in February, 2028. During the first 12 months of the term of the Notes, the Company may pay interest through the issuance of Common Shares at an increased annual interest rate of 11.125%. In the event the Company achieves a third-party green bond designation during the term of the 2023 Note Offering Indenture, the interest rate on future cash interest payments shall be reduced to 8.75% per year and the interest rate of future interest paid through the issuance of Common Shares shall be reduced to 10.75% per year. The initial noteholders also received a royalty of an aggregate of 0.6% of revenues for five (5) years from the commencement of commercial production, subject to certain allowable deductions in the first year of the term.

After the second anniversary of the issue date of the Notes, the Company may mandate the conversion of the Notes at its option in the event the trading price of the Common Shares exceeds 150% of the conversion price of the Notes at such time for at least 20 trading days, whether consecutive or not, during any consecutive 30 trading day period.

Upon early conversion of the Notes, the Company will make an interest make-whole payment equal to the lesser of the two years of interest payments or interest payable to maturity, which may be made in cash or shares at the Company’s election. There are also payments required in the event of a fundamental change, such as a change of control.

THE BUSINESS

Background

The Company was incorporated on July 13, 2011 under the BCBCA. On September 4, 2018, the Company was continued under the CBCA. On December 6, 2021, the Company changed its name from “First Cobalt Corp.” to “Electra Battery Materials Corporation”. The Company is in the business of battery materials refining and the acquisition and exploration of resource properties. The Company is focused on building a diversified portfolio of assets that are highly leveraged to the cobalt market with assets located primarily in North America, with the intent of providing a North American supply of battery materials.

The Company owns two main assets – the Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also controls a number of properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the only refiner of battery grade cobalt sulfate in North America. It’s primary focus for 2022 is advancing the expansion and recommissioning of the Company’s Refinery (Phase 1 of the Company’s four-phased approach to build the Battery Materials Park (as defined below)) and continuing to expand its cobalt-copper resource at Iron Creek.

The Refinery and the Battery Materials Park

The Company is working towards restarting its wholly owned cobalt Refinery in Ontario, Canada, as the first phase in a four-phase strategy to create North America’s only fully integrated, localized and environmentally sustainable battery materials park (the “Battery Materials Park”), which will provide battery grade nickel and cobalt, recycled battery materials and precursor material to the North American and global electric vehicle battery market. The Company is pursuing a four-phased approach to build the Battery Materials Park, as follows:

●	Phase 1 entails an expansion and recommissioning of the Company’s Refinery. The Company anticipates the refinery will produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide intermediate product supplied from Glencore and CMOC mining operations in the Democratic Republic of Congo. The Company has purchased larger equipment such that a step up in production to 6,500 tonnes per annum in the future is possible.
●	Phase 2 entails the recycling of black mass from spent lithium-ion batteries supplied by various black mass producers (battery shredders) in the United States and elsewhere.
●	Phase 3 entails the construction of a nickel sulfate plant, thereby providing all of the necessary components (other than manganese) to attract a precursor manufacturer to establish a facility adjacent to these refining operations.
●	Phase 4 entails the construction of a precursor cathode active materials facility pCAM, potentially in conjunction with an industry partner, to produce a nickel-cobalt-manganese pCAM product for the electric vehicle supply chain.

On May 4, 2020, the Company announced positive results from an engineering study performed for the Refinery by Ausenco (the “Refinery Study”). The Refinery Study outlined the Refinery’s ability to reach annual production of 25,000 tonnes of battery grade cobalt sulfate from third party feed, representing 5% of the total global refined cobalt market and 100% of North American cobalt supply with strong operating cash flows and a globally competitive cost structure.

The Refinery Study was prepared to summarize the results of an engineering study prepared at a feasibility level related to the Refinery. The Company confirms that the report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of Electra. As a result, disclosure standards prescribed by NI 43-101 are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study or feasibility study by Electra, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101. The Refinery Study is also not based on any existing mineral reserves or mineral resources of the Company and the Company does not contemplate that any of the Company’s current mineral projects will provide a source of feedstock for the Refinery.

Subsequent to the Refinery Study, additional metallurgical testing, engineering work, flow-sheet optimization and market analysis has been completed, certain equipment has been ordered and the Company has entered the full development phase of the refinery expansion project. As the project has progressed and changed from the Refinery Study, the original economic outputs should no longer be relied upon.

Additionally, in response to strong customer demand, the Company has invested in increased capacity for its cobalt crystallizer, which will result in installed capacity of 6,500 tonnes of annual contained cobalt production, a 30% increased from the engineering study design of 5,000 tonnes. Future permit amendments will be sought to permit this increased output level. The Company has also been reviewing opportunities to utilize black mass from recycled lithium-ion batteries as supplemental refinery feedstock, with a scoping study in progress.

The Company has achieved several additional key milestones on its development path for the Refinery, including:

●	January 2021– Feedstock arrangements announced with Glencore and IXM
●	January 2021– Commencement of detailed engineering and pre-construction activities
●	February 2021– ATM Program launched for issuance of up to $10,000 of common shares
●	March 2021– Sale of Cobalt Camp properties to Kuya Silver for $4,000 in cash and shares
●	March 2021– Warrant exercises of $7,100 from Dec 2020 through March 2021
●	March 2021– Flexible, long-term offtake arrangement for up to 100% of production
●	September 2021– Convertible note and equity offering for US$45,000 to fund construction
●	October 2021– Solvent extraction design and manufacturing contract awarded to Metso-Outotec
●	October 2021– Additional convertible notes of US$7,500 issued
●	November 2021– Increased cobalt crystallizer capacity and formalized new project capital budget
●	December 2021– Five-year tolling contract and amended feed purchase agreement with Glencore
●	January 2022– Establishment of the $20,000 ATM Program with CIBC
●	February 2022– Receipt of Industrial Sewage Works approval
●	November 2022– Receipt of final approval for closure plan for the Refinery
●	November 2022- Completed a private placement for $5.5M USD

The construction and commissioning of the refinery continued through 2022.

Through March 15, 2023, Electra’s progress can be measured by several key developments, including:

●	Completed recommissioning of analytical lab, feed material handling system (including ball mill and mixing station), leach circuit, filter presses and reagent handling systems.
●	Completed the erection of the solvent extraction building.
●	Completed construction of the cobalt sulfate loadout facility.
●	Increased the project owners’ team to 31 personnel, which include tradespeople, engineers, operators, lab technicians, and office support staff.

The Company is currently incurring significant cash expenditures in the construction of its Refinery. Cash requirements for the Refinery expansion from December 31, 2022, through to the expected completed commissioning are estimated to be significantly higher than the previously estimated amount of $100,000 - $105,000. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery. While the Company is working to finalize updated cost estimates for the construction and final commissioning of the Refinery, the Company will require additional financing in 2023 and 2024 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the 2028 Notes.

The Company received approval for its Air and Noise permit and its Permit to Take Water, and as noted above, the Company has received final approvals for its Industrial Sewage Works permit amendment and its revised Refinery closure plan. An update to the Permit to Take Water is in progress to ensure the volumes match the Industrial Sewage Works Permit, which will need to be completed in advance of operation.

The Company continues to make progress towards achieving its objective of providing the world’s most sustainable battery materials for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans for its phase one recommissioning and expansion of the Refinery.

See “Refinery” for more information with respect to the 2020 Refinery Study.

The Iron Creek Project

Following the completion of the acquisition of US Cobalt, the Company owns 100% of the Iron Creek Project which is located about 42 kilometres southwest of Salmon, Idaho, within the historic Blackbird cobalt-copper district of the Idaho cobalt belt. The project consists of seven patented Federal lode claims that straddle Iron Creek, and a surrounding group of 83 unpatented Federal lode claims. As noted above, the Company announced a new mineral resource estimate for the Iron Creek Project in Idaho, USA in January 2020. The new mineral resource estimate was based on infill drilling and limited step-out drilling which included the conversion of 49% of resources from the inferred mineral resource category to the indicated mineral resource category while also increasing the overall tonnage. The indicated mineral resource is now 2.2M tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3M pounds of cobalt and 29.1M pounds of copper. The inferred mineral resource is now 2.7M tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7M pounds of cobalt and 39.9M pounds of copper. In April 2020, the Company announced additional staking added 43 new claims to the Company’s Idaho land package. The Company further increased its property position around Iron Creek in May 2021, with the acquisition of the West Fork Property and the announcement of the Redcastle property earn-in agreement. In June 2021, the Company announced the commencement of its 2021 Idaho exploration program encompassing 4,500 metres of drilling, geophysical surveys, and bedrock geological mapping at a budgeted cost of $2,500. Together, the patented and unpatented claims cover an area of approximately 5,900 acres. See “Iron Creek Project” for more information with respect to the Iron Creek Project.

The Cobalt Camp

As further discussed under “General Development of the Business – 2021 Developments” above, on March 1, 2021, the Company announced that it completed its transaction with Kuya to sell a portion of its silver and cobalt mineral exploration assets its Cobalt Camp and form a joint venture to advance the remaining mineral assets comprising the Cobalt Camp. The Cobalt Camp is approximately a five-hour drive from Toronto, Ontario. On December 31, 2022 the Company signed an option agreement to sell the Company’s interest in the Joint Venture created with Kuya related to the Cobalt Camp mineral assets. Kuya completed the acquisition under the option on January 5, 2022 completing the sale of the mineral assets. The Cobalt Camp is not material property for the purpose of this AIF.

Specialized Skills and Knowledge

Successful exploration, development and operation of the Company’s cobalt projects will require access to personnel in a wide variety of disciplines, including engineers, geologists, geophysicists, drillers, managers, project managers, accounting, financial and administrative staff, and others. Since the project locations are also in jurisdictions familiar with and friendly to advanced manufacturing and resource extraction, management believes that the Company’s access to the skills and experience needed for success is sufficient.

Competitive Conditions

The Company’s activities are directed towards the potential recommissioning and expansion of the Refinery and the exploration, evaluation, and development of mineral deposits. There is no certainty that the expenditures to be made by the Company will result in the recommissioning and expansion of the Refinery or discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Company may not be able to successfully raise funds required for any such capital investment. See “Risk Factors – Competition” below.

Components

The Company’s Refinery expansion depends on the sourcing, pricing, and availability of mine production for refining. Most of the cobalt consumed today is mined in the DRC and then shipped to China for refining. There are no primary cobalt refining facilities operating in North America, which gives the Refinery a strategic advantage in the EV supply chain. The ability of the Refinery to Company produce battery grade cobalt sulfate using different types of feedstock will assist in diversifying sourcing of mine production for the Refinery. As noted above, while the Company and Glencore initially anticipated using the results of the Refinery Study to negotiate the terms of a tolling agreement and financing arrangement, the Company announced that it has since re-focused commercial arrangements with Glencore towards a long-term feed purchase contract rather than a tolling arrangement.

Business Cycles

Mining is a cyclical industry and commodity prices fluctuate according to global economic trends and conditions. See “Risk Factors – Risk Related to the Cyclical Nature of the Mining Business” below.

Environmental Protection

The Company’s Refinery expansion and exploration activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Refinery has active permits and is subject to a reclamation bond and closure plan. The total provision for reclamation and closure cost obligations at December 31, 2022 was $1,932. The Company submitted an updated closure plan, which covers activities still to take place at site, with a total closure cost of $3,614. A surety bond for the closure activities for $3,450 remains deposited with the Province of Ontario.

The Iron Creek Project is located within Salmon National Forecast, under the administration of the United States Forest Service (“USFS”). The Company manages all activities on site to ensure all work is performed in compliance with existing environmental regulations. It is understood that water and particulates from any drilling or other work should be prevented from entering any body of water without first being treated so there is no sediment or other contaminants entering the water.

Environmental and Social Governance

The Company’s mission is to be one of the most sustainable producers of battery materials.

Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the reduction of global carbon emissions.

The Company strives to be a leader amongst its peer group in Environmental and Social Governance (“ESG”). Cobalt is essential to the global transition to electric mobility and Electra is committed to sustainable production and employing industry leading ESG practices at its Refinery.

The Company will provide a clean and ethical supply of cobalt for the EV market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute, the Company will follow the Cobalt Industry Responsible Assessment Framework (CIRAF), an industry-wide risk management tool that helps cobalt supply chain players identify production and sourcing related risks. Electra also committed to the Responsible Minerals Initiative, which will include a third-party audit of the systems in place to responsibly source minerals in line with current global standards.

The Refinery is projected to have a lower quartile carbon intensity cobalt by virtue of hydro powered mining operations supplying its hydro powered refining operation. In October 2020, results were released from an independent Life Cycle Assessment (“LCA”) which affirmed the low carbon footprint of the Refinery. The report concluded that the environmental impacts associated with refining cobalt at the Refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. Electra believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market.

Employees

As of December 31, 2022, the Company had 37 staff members made up of full-time employees and contractors.

Reorganizations

There have been no reorganizations of the Company.

Foreign Operations

The Company’s Iron Creek Project is in Idaho, U.S. Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect the Company’s business. Operations may be affected in varying degrees by government restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety. The Refinery is likely to also rely substantially on mine production from foreign jurisdictions. As such, the Company may indirectly be exposed to various levels of political, economic, and other risks and uncertainties associated with operations in a foreign jurisdiction.

REFINERY

The Refinery

The Refinery is 100% owned by Cobalt Camp Refinery Limited (“CCRL”), a subsidiary of Electra. The Refinery is currently under development with permit amendments mostly complete. The refinery business plan involves modifying the existing flowsheet to treat cobalt hydroxide feed material to produce cobalt sulphate used in the manufacture of batteries for electric vehicles. The flowsheet changes from the feasibility study were supported by bench and pilot scale metallurgical test work. The Company intends to refurbish and expand the refinery to produce, first 5,000 tpa of production capacity of cobalt contained in cobalt sulfate before expanding to 6,500 tpa of production capacity (6.5 thousand tpa) within twelve months of operations.

Refinery Description and Location

The Refinery is located at approximately 47.40640° north and 79.62225° west in Lorrain Township near the town of North Cobalt, Ontario. The Refinery is located approximately 1.5 km east of the town of North Cobalt, along Highway 567, locally referred to as “Silver Centre Road”.

The facility was permitted in 1996 with a nominal throughput of 12 tpd and operated intermittently until 2015, producing a cobalt carbonate product along with nickel carbonate and silver precipitate. The facility is located on approximately 250 acres, with two settling ponds and an autoclave pond. The current footprint also includes a large warehouse building that once housed a conventional mill.

Infrastructure and Physiography

The Refinery is located near the town of North Cobalt and the city of Temiskaming Shores. Temiskaming Shores is an amalgamation of the towns of New Liskeard, Dymond, Haileybury and North Cobalt. Geographically, the Refinery is closest to the town of North Cobalt approximately 140 km north of the city of North Bay. The Refinery is accessed from the town of North Cobalt via an all-weather road from Silver Centre Road (Highway 567).

The region experiences a typical continental-style climate, with cold winters and warm summers. Daily average temperature ranges from -15°C in January to 18.3°C in July. The coldest months are December to March, during which the temperature is often below -20°C and can fall below -30°C. During summer, temperatures can exceed 30°C. Snow accumulation begins in November and generally remains until the spring thaw in mid-March to April, with the average monthly snowfall peaking at 40 cm in January and a yearly average of 181 cm.

Basic services are available locally in Temiskaming Shores, and further services are available in Sudbury. Sudbury is located 200 km by road southwest of the Refinery and is considered a world-class mining centre and major hub for retail, economic, health, and education sectors in Northern Ontario. Most of the resources for the restart of the Refinery will likely be provided from the local townships, Sudbury, and North Bay areas.

Power for the refinery is provided from the grid by Hydro One through 115 kV and 230 kV transmission lines. The feeder to the Refinery is 44 kV. Fresh water is sourced from the nearby Lake Timiskaming. Many roads, trails, and powerlines span the area. Ontario Northland Railway services the town of North Cobalt, linking North Bay with the rest of north-eastern Ontario. Ontario Northland’s rail line passes approximately 2 km west-northwest of the refinery road. An existing road provides access to the site.

The Refinery is located within a well-established site. Local topography is dominated by Lake Temiskaming and the Montreal River, both of which are within the Ottawa River watershed. Topography within the property boundaries of the refinery is generally flat. General physiography is typical of the Precambrian Shield in north-eastern Ontario, with rocky, rolling bedrock hills with locally steep ledges and cliffs, separated by valleys filled with clay, glacial material, swamps, and streams. Given the presence of the Clay Belt, some farms are present nearby. In this boreal region, coniferous and mixed-wood forests dominate. The main conifer species are black and white spruce, jack pine, balsam fir, tamarack and eastern white cedar. The predominant deciduous (hardwood) species are poplar and white birch. Swampy low-lying areas contain abundant tag alders.

History

In the 1980s, the location was the site of the Hellens-Eplett underground mine, which featured a traditional silver and cobalt mill that was quite common in the historic Cobalt Mining Camp. The property and mill were bought by Cobatec Ltd. in the 1990s and construction of the refinery took place in 1994 and 1995. The integrated mining, milling and refining operation processed ore from the mine in the mill to produce concentrate, and then produce a refined cobalt and silver product from the concentrate in the Refinery. Initial start-up was in 1996. The Refinery was built with a nominal 12 tpd feed rate and made a cobalt-carbonate product from four feedstocks over different periods. Cobatec eventually shut down the Refinery on January 2, 1999. The Refinery was operational for approximately one of the three years between start-up and shutdown.

The Refinery was later owned and operated by several owners until Electra entered into a 50-50 joint venture with Australian-listed Cobalt One Limited to acquire the Refinery in 2017.

The previous owners included:

●	1999-2003: Canmine Resources Corporation
●	2003-2012: Yukon Refinery AG
●	2012-2015: United Commodities
●	2015-2017: Yukon Refinery AG
●	2017-present: Electra

Metallurgical Testing

Phase I – Initial Testing

Metallurgical testing was completed at SGS Canada Inc. (“SGS”) between Q4 2018 and Q2 2020. The test work program was managed by Electra with input from Ausenco. For purposes of the Refinery Study, the initial phase of test work was conducted under 17070-01 and 17070-03 programs.

The programs evaluated two different cobalt hydroxide feed materials. The composition of each feed material is summarized in the table below.

Cobalt Hydroxide Feed Sample Analysis

	Co	Cu	Fe	Mn	Mg	Si	Zn	Ni	Al	Cr
Program	%	%	%	%	%	%	g/t	g/t	g/t	g/t
17070‑01	23.2	1.61	2.39	3.27	3.45	1.05	1,920	3,870	6,390	52
17070‑03	29.2	0.46	0.12	4.85	5.67	0.77	403	9,410	1,200	<100

The 17070-01 sample had a lower cobalt content (23.2% dry weight (“w/w”)) than the 17070-03 sample (29.2% w/w), as well as higher levels of copper, iron, silica, zinc and aluminium all of which are impurities. The source of the 17070-01 was from an operation in the DRC. The source of the 17070-03 sample was Glencore’s Mutanda operation in the DRC and a mass of 570 kg (gross) was supplied.

The purpose of the 17070-01 campaign was to demonstrate that battery-grade cobalt sulphate could be produced from a cobalt hydroxide feedstock using most of the current flowsheet at the refinery. The definition of a battery-grade cobalt sulphate product was based on specifications received by Electra from potential end users.

The program achieved a high purity cobalt sulphate product with a cobalt grade of 20.8 %w/w, with impurity levels that we within range of lithium-ion battery market specifications.

The purpose of the 17070-03 program was to provide data for the Refinery Study, such as process conditions and operating targets for the various unit operations. The tests conducted included re-leaching and neutralisation, impurity solvent extraction (“ISX”), CoSX, solid/liquid separation testing, environmental and tailings testing.

Following the SX testwork performed at SGS and METSIM™ modelling by Ausenco, results were provided to Solvay to evaluate the SX processes on a continuous basis. The modelling results were incorporated into the basis of design.

Environmental testwork was also conducted to determine operating parameters for the effluent treatment circuit. Synthetic solutions were prepared based on compositions predicted in the METSIM™ model and were supplied to Story Environmental Inc. (“SEI”) for effluent treatment testing and Aquatox Testing and Consulting Inc. for toxicity testing.

Key results from the testwork program and Solvay modelling are listed in the table below:

Key Results from the 17070-03 Testwork Program & Solvay Modelling

Description	Unit	Value
Re-leach and neutralisation recovery	%	93.5
Neutralisation pH	-	5.0
Average sulphuric acid addition	kg/t (dry basis)	633
Limestone addition	kg/t (dry basis)	161
ISX configuration	extract / scrub / strip	3 / 2 / 2
ISX extractant concentration	%	20
ISX cobalt recovery (to extraction raffinate)%		99.6
CoSX configuration	extract / scrub / strip	3 / 6 / 2
CoSX extractant concentration	%	40
CoSX cobalt recovery (to strip solution)%		99.6
Effluent treatment final pH	-	11.0

Based on the results of the Solvay modelling, it was determined that ion exchange and manganese precipitation would not be required.

The testwork demonstrated that high-purity, battery-grade cobalt sulphate can be produced from the cobalt hydroxide samples that were provided. The overall cobalt recovery of the process was 93% based on the testwork results conducted. The final cobalt sulfate produced in this test work graded 21.4% cobalt, exceeding the minimum cobalt specification for battery grade cobalt sulfate.

Phase II – Testing and Piloting

After the Refinery Study, the Company continued to advance metallurgical testwork with SGS, including pilot plant testing using new sample material from Kamoto Copper Company SARL (“KCC”; majority owned by Glencore’s Katanga Mining) in the DRC, which better represents the material that would be expected to be processed through the refinery when in operation. This testwork yielded recoveries significantly higher than those from the Refinery Study analysis.

The pilot study consisted of the following unit operations such as a) Leaching; b) Solvent Extraction; and c) Effluent Treatment.

The solvent extraction pilot study resulted in removing the impurities from the leach liquor and generating a concentrated cobalt sulfate product solution that is used to produce battery grade cobalt sulfate crystals. The waste streams of the solvent extraction pilot were treated using lime in a separate continuous pilot run, and the effluent generated from this study was found to meet the discharge limits prescribed by the Ontario Ministry of Environment, Conservation and Parks. The gypsum residue generated as a solid waste will be stored in the on-site tailings storage facility.

Recovery Methods

The refinery takes in cobalt hydroxide feed containing anywhere from 30 to 50% of contained cobalt.  The refinery uses sulfuric acid to leach the cobalt hydroxide material into solution. Following the leaching process the liquor is neutralized before being sent to solvent extraction circuits where further impurities are removed.  The final liquid from solvent extraction contains a high percentage of cobalt and that product is put through a crystallization process where battery grade cobalt sulphate is produced as the plants final product which then goes to market.

The process design is consistent with other operations, including:

●	Vale, Long Harbour: impurity SX followed by CoSX
●	WMC, Bulong Refinery: CoSX with Cyanex 272 followed by sulphide precipitation and impurity SX with D2EHPA
●	Finland, Terrafame: crystallisation of high purity cobalt sulphate heptahydrate

Process Description

Cobalt hydroxide is received on site at moisture range of 20-66% w/w in 1-tonne bulk bags and stored in the warehouse. The bags are lifted by forklift and broken in a bag breaker before being fed into a storage bin by conveyors. The material is fed into a re-pulper where it is mixed with recycled water into a slurry and stored in a feed tank.

The slurry is pumped to a leach tank and leached with sulphuric acid to solubilise cobalt and other metals. The leach slurry then gravity flows to pre neutralisation tanks where process steps such as a) water dilution and b) removal of impurities take place. The pre-neutralised slurry would then advance to thickeners and the thickener underflow is filtered using plate and frame filter presses. The leach thickener overflow and the leach filtrate would advance to secondary neutralisation stage.

The overflow of the neutralisation thickener is filtered to remove suspended solids. This filtrate is the feed stock for solvent extraction plant for further purification.

The solvent extraction step consists of two phases, the impurity solvent extraction (ISX) and cobalt solvent extraction (CoSX). The feed solution initially processed through ISX which consists of extraction, scrubbing, and stripping stages to separate various impurities. The cobalt-rich ISX raffinate reports to CoSX, while the impurities report to effluent treatment.

The ISX raffinate reports to CoSX and is processed through extraction, scrubbing and stripping stages to separate impurities from the cobalt. The CoSX raffinate is treated in the effluent treatment plant, while the cobalt-rich strip solution is sent to crystallisation.

The strip solution from CoSX reports to the forced circulation mechanical vapour recompression cobalt sulphate crystalliser. Cobalt sulphate is crystallised and subsequently dewatered in a thickener, centrifuge and fluid bed dryer. The dry product is then bagged and stored in the warehouse prior to shipment.

Some of the reagents used in the process include:

●	flocculant, including a mixing and dosing system for the residue and effluent thickeners
●	organic solvents,

●	sulphuric acid, including a storage tank, dilution and dosing system
●	lime (CaO), including a storage silo, slaker and ring main
●	sodium hydroxide, including a heated storage tank, dilution and dosing system

Services supplied to the process include:

●	filtered water
●	fire water and fire suppression systems
●	gland water
●	potable water
●	plant and instrument air
●	low pressure air
●	natural gas
●	steam from boiler

Process Design Criteria

The design criteria are based on data supplied by Electra, bench and pilot test work, vendor data and modelling, industry standards and HATCH’s in-house database.

Site Infrastructure

The major project facilities include the existing refinery building with expanded facilities, a new SX building and three existing ponds.

Power to the Refinery is provided via an existing 44 kV feeder from the Hydro One grid. It is then stepped down via a 2.5 MVA 44kV/600V transformer for distribution throughout the facilities.

Fresh water is supplied to the refinery from Lake Timiskaming by an overland pipeline and pumping system. The pumphouse holds two freshwater pumps in a duty/standby configuration. Water is pumped 2.5 km through a buried pipeline, in an existing easement, to the Refinery site, where it is stored in the filtered water tank. The water is predominantly used for cooling and does not touch the process liquids. The warm water is returned to Lake Timiskaming through a similar buried pipeline along the same easement.

Market Studies and Commercial Contracts

Electra has retained numerous firms to provide market studies and battery metals industry outlooks and expertise. After the Refinery Study and in the normal course of business, Electra has now entered the following contracts:

●	a 5-year contract for the purchase of cobalt hydroxide feedstock from Glencore’s KCC mine
●	a 5-year cobalt tolling agreement with Glencore for material from the KCC mine,
●	a 5-year contract IXM SA for the purchase of cobalt hydroxide feedstock from the Tenke Fungurume mine
●	a flexible, long-term cobalt sulfate offtake agreement with Stratton Metals for the sale of finished product from the refinery.

All of these arrangements are linked to future benchmark cobalt prices, with the exception of the cobalt tolling agreement which stipulates a tolling fee to Electra.

Demand

Cobalt is used in a range of applications, but the largest single market is lithium-ion (Li-ion) batteries. The three primary segments for Li-ion batteries are consumer electronic devices, electric vehicles and both stationary and grid energy storage. All three segments have a strong growth profile over the coming years and as such, the market for Li-ion batteries is expected to grow sharply. EVs are forecast to be the largest market for Li-ion batteries.

Growth in cobalt demand through 2040 will be almost entirely dominated by the battery sector, fuelled predominantly by increased EV penetration uptake. Demand growth is forecast to outpace the ability of suppliers to keep up by the mid-2020s. It should be expected that cobalt producers will not only be able to sell their products, but that strong prices should be able to be commanded due to the predicted shortfall.

Supply

Cobalt is mainly produced as a by-product from copper and nickel operations. Over 70% of mined cobalt originates from the copper operations of the African Copper Belt, in the DRC. Much of that production is exported to China, which is responsible for the majority of global refined supply.

Cobalt refining typically takes place away from mine sites. Vale, Glencore and Sherritt are among some of the mining companies that refine cobalt from their own mining operations, but they produce metallic cobalt products. None of them refines cobalt sulfate, which is a key input for the battery market.

Besides Electra, to the Company’s knowledge, there are no plans for new cobalt sulfate refineries outside of China. However, with the current focus by governments and industry on the battery sector, supply chains are expected to develop outside of China. Putting aside permitting considerations, refineries can often be built and commissioned in 18-36 months.

Environmental Permits and Social or Community Impact

Electra has regularly kept local municipalities and Indigenous communities apprised of their activities. Local municipalities with an interest in the Refinery include the Township of Coleman, the Town of Cobalt and the City of Temiskaming Shores. Electra has engaged the following Indigenous communities to keep them informed and obtain their input on recommencing operations at the refinery, and the permits relating to the refinery:

●	Matachewan First Nation (MFN)
●	Temagami First Nation (TemFN)
●	Timiskaming First Nation (TFN)
●	Métis Nation of Ontario (MNO)
●	Beaverhouse First Nation (BFN)

Electra is committed to continuing their engagement and consultation activities with stakeholders and Indigenous communities. All engagement and consultation activities related to the Refinery will continue to be entered into the Record of Consultation.

The Refinery requires 3 key environmental permits to operate and an approved closure plan prior to certain construction aspects. The Company received final approved and acceptance of its closure plan by the Ministry of Northern Development, Mines, Natural Resources and Forestry in March 2022 and approval for an updated plan in November 2022.

The Company received new or amended environmental permits as follows:

●	Permit to Take Water (PTTW) in May 2021
●	Air and Noise Environmental Compliance Approval in October 2021
●	Industrial Sewage Works Environmental Compliance Approval in February 2021

The Company is amending its PTTW to match the water volumes in the recently approved Industrial Sewage Works permit.

Capital and Operating Costs

Capital Costs

The capital cost estimate for the expansion of the refinery are expected to be more than $105,000 Canadian as reported in Q2 2022 or US$67,000 as reported in 2021. The Company expects to need significant financing to complete construction.

Operating Costs

The refinery operating costs include the following:

●	labour for operating, maintenance and supervision
●	fuels, reagents, consumables and maintenance materials
●	fuels, lubricants, tires and maintenance materials for operating and maintaining equipment
●	operating costs for the on-site laboratory
●	power supply costs
●	site G&A costs

Excluding the cost of feedstock (cobalt hydroxide), Reagents are expected to be the largest component of the Refinery’s operating costs under 100% operating capacity. Key reagents include sodium hydroxide, sulfuric acid, quicklime, and cyanex. The next largest costs are expected to be refinery labour, power and site G&A.

Refinery Updates

See “General Development of the Business – Three Year History” and “- Subsequent Events” above for additional Refinery updates.

IRON CREEK PROJECT

The bulk of the information in this section is derived from the technical report titled “NI 43-101 Technical Report and Mineral Resource Estimate for the Iron Creek Cobalt-Copper Property, Lemhi County, Idaho, USA” dated March 10, 2023 with an effective date of January 27, 2023. The Technical Report was prepared by Martin Perron, P.Eng. Marc R. Beauvais, P.Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., each of whom is a qualified person and “independent” as such term is defined NI 43-101.

Introduction

The Company retained InnovExplo Inc. (“InnovExplo”) to prepare an updated mineral resource estimate for the Iron Creek Project located in Lemhi County, Idaho, USA, and a supporting Technical Report.

Project Description, Location and Access

Location and Means of Access

The Iron Creek Project is located about 18 miles or 30km southwest of Salmon, Idaho, USA, within the historic Blackbird cobalt-copper district of the Idaho Cobalt Belt. The center of the Iron Creek Project is located at approximately 44° 57′ 42″ North, and 114° 06′ 57″ West. Iron Creek is a tributary creek that drains from the Salmon River Mountains in the west into the Salmon River. The Iron Creek Project encompasses the North Fork of Iron Creek.

Access to the Iron Creek Project is via the paved, all-weather U.S. Highway 93, and County Road 45 located 23mi (37km) south of the town of Salmon, Idaho. County Road 45 is a well-maintained gravel road, accessible year-round, that traverses the central part of the Iron Creek Project approximately 11mi (~18km) west of US 93. Access throughout the Iron Creek Project is good because of a network of logging roads and previously constructed drill roads. Salmon is a town of about 3,000 inhabitants. The main industries are tourism, ranching and agriculture with some logging and mining. Paved highways provide easy access to larger urban centers such as Butte, Montana, about 150mi (241 km) away, and Pocatello and Boise, Idaho, located 210mi (337km) and 250mi (402km) away, respectively.

120°0'0"W
110°0'0"W
100°0'0"W
90°0'0"W
80°0'0"W
60°0'0"N
50°0'0"N
40°0'0"N
30°0'0"N
20°0'0"N
N
Hudson Bay
Canada
ALBERTA
MANITOBA
BRITISH COLUMBIA
SASKATCHEWAN
ONTARIO
Vancouver
NORTH DAKOTA
WASHINGTON
MONTANA
MINNESOTA
Ottawa
IRON CREEK Project
SOUTH DAKOTA
WISCONSIN
Toronto
OREGON
IDAHO
MICHIGAN
WYOMING
NEW
Chicago
NEBRASKA
IOWA
ILLINOIS
OHIO
PENN
INDIANA
NEVADA
United States
MD
UTAH
WEST VIRGINIA
San Francisco
COLORADO
KANSAS
MISSOURI
KENTUCKY
VIRGINIA
CALIFORNIA
Las Vegas
OKLAHOMA
TENNESSEE
NORTH CAROLINA
Los Angeles
ARIZONA
ARKANSAS
NEW MEXICO
MISSISSIPPI
SOUTH CAROLINA
San Diego
ALABAMA
GEORGIA
TEXAS
LOUISIANA
Gulf of California
Houston
FLORIDA
Gulf of Mexico
Mexico
Guadalajara
Mexico City
Electra
Battery Materials
0
500 km
Prepared by:
INNOVEXPLO
December 02, 2022

Title and Risks

The Iron Creek Project consists of seven patented lode mining claims that straddle Iron Creek, and a surrounding group of 416 unpatented lode mining claims. Together the patented and unpatented claims cover an area of 8,075 acres (32.68km2).

The patented mining claims, which are 100% held by Idaho Cobalt (as defined below), are described as Iron No.118, Iron No.135, Iron No.136, Iron No.143, Iron No.144, Iron No.182 and Iron No.189 of the Idaho Mineral Survey No. 3613, located in portions of Section 20 and Section 21, Township 19 North, Range 20 East, B.M., Parcel #RP9900000109A, Blackbird Mining District, Lemhi County, Idaho.

On March 12, 2021, the Company, through Idaho Cobalt Company (“Idaho Cobalt”), a wholly-owned subsidiary of the Company, purchased the JA1 to 103 unpatented mining claims, and as such holds 100% of such claims, from with Arizona Lithium Company (“Arizona”). Arizona retains a 1.0% NSR royalty, and the Company has the right to purchase 0.5% of the royalty for $750,000 and an unrestricted right of first refusal to acquire the remaining 0.5% of the NSR royalty.

On March 21, 2021, the Company, through Idaho Cobalt, entered into an earn-in and joint venture agreement with Borah Resources and Phoenix Copper for the SCOB1 to 30 unpatented mineral claims (“Redcastle”). Under the agreement, the Company may earn a 51% interest in Redcastle by investing US$1,500,000 on or before the third anniversary of the effective date of the agreement. It may earn a 75% interest by investing an additional US$1,500,000 on or before the by the fifth anniversary. If, after the joint venture is formed, the ownership interest of a party is reduced to 10% or below, such interest will be converted to a 2.5% NSR dilution royalty. The other party will have the right to buy-down the dilution royalty at a rate of US$500,000 per 0.5%, and shall retain a right of first refusal on any proposed sale of the dilution royalty to a third party. The Redcastle agreement is subject to a mutual area of interest provision.

On March 22, 2022, the Issuer through Idaho Cobalt entered into a Property option agreement with Richard Fox to acquire the CAS1-46, IRON1-7, IRON14-15 and IRON31-61 unpatented mining claims for US$1.5 million (“CAS”), payable over 10 years upon completion of specific milestones. Richard Fox retains a 1.5% NSR royalty which the Issuer may purchase for US$500,000 within one year of commercial production from the CAS property. The Fox agreement is subject to a mutual area of interest provision.

The unpatented mining claims included within the Iron Creek Project have no expiration date if the annual claim maintenance fees are paid by August 31 of each year. These fees have been paid in full to September 1, 2023. The patents are not subject to annual claim-maintenance fees, but applicable real and immovable property taxes are payable to Lemhi County annually. The total annual land holding costs are estimated to be US$68,984.34.

The Company does not know of any significant factors or risks that might affect access or title, or the right or ability to perform work on, the Iron Creek Project, including permitting and environmental liabilities to which the Iron Creek Project is subject. The company may not meet is JV expenditure obligation for the Redcastle JV which would forefit their rights to the SCOB claims and additional claims within the Redcastle AOI. The company may not meet its work commitment and milestone payments under the CAS option agreement which would forefit their rights to the optioned claims and additional claims located within the CAS AOI.

History

The area of the Iron Creek Project zone initially drew interest as an iron prospect in 1946. In 1967, during construction of a logging road, Mr. L. Abbey staked 14 claims on copper-stained material in what later became known as the “No Name” zone. In May 1970, these claims were leased to Sachem Prospects Corporation (“Sachem”), a division of the POM Corporation of Salt Lake City, Utah.

Sachem carried out claim staking, geologic mapping, aerial photography, and induced polarization, self- potential, magnetic and geochemical surveys of the No Name zone.

Hanna Mining (“Hanna”) optioned the historical Iron Creek Project in 1972 through its wholly owned subsidiaries, Coastal Mining Co. (“Coastal”) and Idaho Mining Co. and acquired it outright through a legal action in 1973. Between 1972 and 1974, Hanna conducted a preliminary evaluation of the No Name zone for copper and cobalt, as well as areas outside the current Iron Creek Project. Coastal’s work for Hanna included construction of topographic base maps, a soil-geochemical survey for copper and cobalt, and a reconnaissance induced-polarization and resistivity survey, a stream sediment survey, an aeromagnetic survey, geologic mapping, diamond-core drilling, underground development and metallurgical testing.

In 1979, Noranda Exploration, Inc. (“Noranda”) optioned the nearby Blackbird mine from Hanna that included a 75% interest in the Iron Creek Project. Noranda conducted geologic mapping, re-logged three of the Coastal drill holes, conducted a soil-sample orientation survey, sampled the overlying Challis volcanic rocks, and mapped the underground workings. Noranda also drilled two core holes within the current Iron Creek Project.

Noranda subleased the Iron Creek Project to Inspiration Mines, Inc (“Inspiration”) in 1985. Inspiration’s activities are poorly documented and no information on their exploration work can be found. Later in 1985, Noranda and Inspiration terminated their interest in the Iron Creek Project, following which Hanna rehabilitated the underground workings and drove a new portal into the 6500 Level Adit, because the original portal had collapsed.

In January 1988, Centurion Gold (“Centurion”) acquired the Iron Creek Project from Hanna and completed silt and heavy mineral surveys throughout the Iron Creek Project with the objective of finding gold mineralization. Additional surface geologic mapping was done at this time. Cominco American Resources Inc. (“Cominco”) leased the Iron Creek Project from Centurion in 1991. Cominco’s goal was to significantly upgrade and enlarge the mineralized material in the No Name zone. In 1991, Cominco compiled and reviewed existing data to identify targets to be drilled in 1992.

U.S. Cobalt Inc. acquired the Iron Creek Project on August 23, 2016, and later that year acquired 100% of the shares of Idaho Cobalt. Eventually in 2018, it was itself acquired by the Company.

Geological Setting, Mineralization and Deposit Types

Regional, Local, and Property Geology

The Iron Creek Project is situated in the Blackbird copper-cobalt ± gold mining district, the Idaho Cobalt Belt (“ICB”), in the eastern part of the Salmon River Mountains, central Idaho. The host rocks to the ICB are part of the Belt-Purcell Supergroup, a Mesoproterozoic meta-sedimentary sequence extending across the Idaho-Montana border into southern Canada. Stratigraphic correlations within the ICB and surrounding area are somewhat contentious, complicated by the gradational and repetitious nature of the metasedimentary rocks and by later thrust faulting. Tertiary-age volcanism has also covered significant portions of the Mesoproterozoic sequence making correlations difficult in places.

The Idaho Geological Survey issued a new set of geological maps for the Degan Mountain and Taylor Mountain Quadrangles at 1:24,000 scale. The Company has combined the project scale mapping with the recent IGS mapping to develop a geologic compilation that cover the Iron Creek Project and incorporate the knowledge gained through exploration on the Iron Creek Project. In general, the meta-sedimentary rocks that host the Iron Creek cobalt-copper mineralization are fine-grained, interbedded siliciclastic rocks. Overall, the metamorphic grade is lower greenschist facies. Therefore, most of the primary grain size and sedimentary textures have been preserved, but metamorphic names are used to classify the rock type, staying consistent with published names and descriptions within the ICB.

Mineralization

Mineralization generally conforms to the bedding in the host meta-sedimentary rocks generally striking north-northwest and dipping between 60° and 80° northeast. Cross-cutting veins of mineralization also occur within the host stratigraphic package.

The observed primary mineral assemblage consists of pyrite, chalcopyrite, pyrrhotite, and magnetite. Typically, but not exclusively, the distribution of sulphide and magnetite mineralization is coincident with zones of moderate to intense shearing. Such shear zones are interpreted as zones of weakness through which mineralizing solutions flowed and/or were remobilized. However, some zones of disseminated, very fine-grained pyrite are present within unsheared beds and laminations of the siltite units. The presence of shear strain has also led to some distinct styles of mineralization, such as pyrrhotite formed within pressure shadows around pre-existing pyrite grains. Such paragenesis indicates the possibility of multiple stages of mineralization.

Pyrite is the most widespread of the sulphide minerals observed on the Iron Creek Project. In the drill core, pyrite varies from massive to blebby, and from coarse-grained disseminated crystals to very fine-grained patches and disseminations. It is typically subhedral to euhedral with octahedral pyrite more abundant than cubic pyrite.

Chalcopyrite varies from streaks and wisps to large blebs, is entirely anhedral to subhedral, and occurs intergrown with pyrite and pyrrhotite when the minerals are observed together. The bulk of the chalcopyrite occurs to the west of the North Fork of the Iron Creek Project in the upper zone, with fewer occurrences and lower concentrations to the east of the creek in the lower zone down section to the south.

While the pyrite mineralization can be regarded as stratabound, chalcopyrite mineralization crosscuts the sequence in the Iron Creek Project.

Pyrrhotite occurs in two distinct habits which are both anhedral. One variant has a dull, metallic brownish- purple color and is weakly magnetic. The second variant has a lustrous, metallic reddish-brown color and is highly magnetic.

Magnetite is relatively uncommon in the Iron Creek Project and occurs in either a massive or fine-grained, disseminated habit. Massive magnetite within the Iron Creek Project is typically found in highly sheared rocks and accompanies moderate to strong sulphide mineralization in bands and pods up to 4in (10cm) thick in drill core. Magnetite generally occurs below the uppermost pyrite mineralized bed. Fine-grained magnetite occurs in disseminated blebs and patches, typically within bedded to weakly sheared siltite and quartzite. This habit is much more widespread than the massive bands seen in highly mineralized zones and does not appear to be associated with greater amounts of sulphide mineralization. Massive magnetite zones from meters to tens of meters thick typically occurs in heavily sheared zones in the footwall of the deposit.

Native copper and arsenopyrite are essentially trace minerals that have been observed in the drill core and underground exposures. Dendritic native copper is almost exclusively fracture controlled with grains from <0.04 to 1.6in (<0.1 to 4.0cm) in length and is intimately associated with a brecciated diabase dike in Adit-1. Arsenopyrite is quite rare and was observed mostly within the hanging wall quartzite of the upper zone occurring as very small clusters of anhedral grains.

Deposit Types

The cobalt and copper mineralization at the Iron Creek Project belong to a class of deposits variably described as “Blackbird Co-Cu” or “Blackbird Sediment-hosted Cu-Co” in and adjacent to the Blackbird mining district of Idaho. The Blackbird mining district contains several cobalt-copper ±gold deposits and prospects in proximity that are hosted in similar meta-sedimentary rocks.

The origin of the Blackbird cobalt-copper deposits varied with a range of mineralizing processes, from diagenetic to epigenetic; the latter occurring both before and during metamorphism. At the Blackbird deposits, geochronological and geochemical evidence suggests links to the post-sedimentary composite granite-gabbroic plutons dating the main stage of cobalt mineralization to be younger than 1,370Ma, postdating the host rocks by approximately 30Ma. Cobalt mineralization hosted by tourmaline-rich breccia bodies and veins that are also prevalent throughout the Blackbird area was also linked to the later metamorphic events discussed above: (1) 1,200 to 1,000Ma and (2) 155 to 55Ma. The Iron Creek mineralization is considered to have formed at a similar time to the Blackbird mineralization and may have been remobilized due to metamorphism during the Sevier orogeny at 112-85Ma according to Bookstrom and others.

Regardless of genetic models for cobalt and copper, both metals are generally stratabound on a local scale at the Iron Creek Project.

Exploration

The Company commenced exploration of the Iron Creek Project in 2016 through its subsidiaries with a compilation of historical geological, drilling, geophysical and geochemical data. In 2017 and 2018, the Company rehabilitated about 1,260ft of underground workings in Adit-1 and Adit-2, including:

●	Diamond-core drill approximately 35,000ft (10,670m) from surface along a 1,500ft (460m) strike length of the upper zone, twinning historical holes to confirm and increase confidence in historical estimates of cobalt mineralization; and
●	Re-habilitate the underground workings of the Adit-1 and Adit-2 for underground diamond drilling and channel sampling.

Adit-1 was fully rehabilitated and both portals of Adit-2 were excavated and partly rehabilitated during 2017. In the first quarter of 2018, the rehabilitation of Adit-2 was completed.

The entire length of Adit-1 was channel sampled and geologically mapped in detail by the Company’s geologists. A total of 133 channel samples each 5.0ft (1.5m) in length were collected from both ribs along the crosscut and drift. The samples were collected using air-powered chisels, with average sample weights of about 7.3lb (3.3kg). The underground channel samples were transported by one of the Company’s geologists from Adit-1 to the laboratory of American Assay Laboratories (“AAL”) in Sparks, Nevada.

Road-cut sampling was started but not completed along the roads cross-cutting the Iron Creek deposit on the west side of the North Fork of Iron Creek.

During 2018, the Company initiated mineralogical and petrographic studies of mineralized material from the upper zone. A total of 20 samples of drill core from 13 of the 2017 and 2018 drill holes were sent to SGS Minerals in Lakefield, Ontario for detailed mineralogical descriptions. The purpose of the study was to identify and quantify metallic mineral species over a range of cobalt grades as identified by geochemical analyses. Specific attention was made in this study to identify cobalt-bearing minerals. Core logging and underground mapping found a diversity of pyrite textures and a range of grain sizes that had not been systematically analyzed for cobalt content.

The SGS samples were derived from drill core and underground grab samples of pyrite-rich material. SGS prepared polished mounts of each sample for analysis using QEMSCAN, a standard method to derive high-resolution mineralogic images. Individual minerals are identified on each image manually by a mineralogist.

The principal metallic mineral in all 20 samples was pyrite. In six (6) samples, chalcopyrite was identified to a maximum of over 14% in one sample. Pyrrhotite was identified in one sample. Magnetite and/or hematite are present in all samples; one sample contains over 75% iron oxide. The cobalt-bearing minerals cobaltite, glaucodot, and gersdorffite were identified in four samples, but generally are in minor concentrations (maximum of 0.33%). Arsenopyrite was not found in any of the 20 samples.

Airborne Magnetics was flown over the Iron Creek Project along with the overall Idaho Cobalt Belt as part of the Earth MRI program in 2021. The magnetics defines the mineralization as occurring on the northeast margin of strong regional magnetic gradients. The Blackpine deposit to the northwest occurs on a similar geophysical break.

Drilling

The Iron Creek Project database has 169 holes drilled from 1969 through to January 2022. That total includes five sets of underground channel samples entered the database as “drill holes”. Of the 169 drill holes, 117 (excluding the five sets of underground channel samples) were drilled and/or sampled by the Company and were used in the estimate in some fashion. Five holes were lost and drilled again. Records for the historical drill holes are incomplete, but all are believed to have been drilled with diamond-core methods. The total footage drilled within the Iron Creek Project is at least 139,906ft (42,642m). Five of the holes were vertical (four historical and one drilled in 2017), and the balance were inclined with dips of +40° to -85°. None of the drill holes drilled by operators prior to the Company were used for the mineral resource estimation.

In 2021, the Company commenced surface drilling in September using a track mounted LF-90 operated in 2 12-hour shifts. Six holes were drilled totaling 2,433 m targeting the extensions of mineralization on the east and west side of the deposit. The drilling successfully expanded the Cu and Co mineralization on the west side of the resource area at depth, and intercepted Co mineralization east of the resource area along strike and at depth. All holes were drilled with HQ diameter core.

In 2022, the Company commenced drilling with Titan Drilling out of Elko, Nevada using a track mounted LF-70 operating on two 10 hour shifts each day. The Company completed six holes for 1,674 m. One hole was completed on the east side of the Iron Creek Project to infill between the edge of the resource boundary and the drill intercepts in the 2021 step out program. The remaining 3 collars with two wedges were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes were collared with HQ diameter core and three were reduced to NQ diameter for core recovery and extensions. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

Sampling, Analysis and Data Verification

In June of 2021 the Company’s core storage facilities were moved to Salmon, Idaho. Sea containers of core were transported via specialized transport trucks from Challis to a private property in Salmon partially loaded with core. Some core and pulp samples were removed for stability purposes and shipped from Challis to Salmon before being re-loaded into sea containers at the destination yard. Sea containers were unlocked during the period of transport and reloading, as well as during periods of active re-logging but were stored on private property within viewshed of a contractor’s residence who was operating on behalf of the Company. All sea containers were locked following relogging in October of 2021 and remain locked since that time except for when access is required for additional studies on the core.

In 2021 and 2022 core was collected at the drill site by contract geologists and transported to the core facility in Salmon. Rock quality designation, Recovery, Magnetic Susceptibility, and quick logs were performed either on site or at the core facility upon arrival. Whole core was then photographed. Detailed logging followed the core photographic. Sample tags were inserted by the logging geologist and a cut sheet of sample intervals was recorded. Core was then cut into half core and sampled at the cutting station. CRMs and blanks were inserted into the sample stream at the cut station. In 2021 one CRM, coarse duplicate, or blank was inserted every 20 samples. In 2022 one CRM and one blank was inserted every 20 samples. In 2022 the Company began cutting one half of the core again to produce a quarter core sample for assay. The ¾ core sample was preserved in the box for additional analyses. Samples selected for analyses were bundled in rice sacks and loaded in crates at the core facility and then transported by contractors operating on behalf of the Company to the ALS preparation laboratory in Twin Falls, Idaho. The remaining core was transported to the sea container storage site in Salmon and placed in locked sea containers for future analyses.

In 2019, pulps of samples prepared and analyzed at AAL were sent to ALS Laboratory Group (“ALS”) in Reno, Nevada for check assays. These pulps were analyzed for cobalt and copper.

Quality Controls and Data Verification

The QA/QC protocol established by the Company indicates that a CRM and a blank is placed in the sample sequence for every 20 samples. No split duplicates were produced by the Company. Lab duplicates were produced at ALS Laboratory at a ratio of 1 each 30.

The authors of the Technical Report are generally of the opinion that the sample preparation, analysis, QA/QC, and security protocols for the Iron Creek Project follow generally accepted industry standards and that the data is valid.

Data verification and the site visit demonstrated that the databases for the Iron Creek deposit is considered valid and of sufficient quality to be used for the mineral resource estimates.

Mineral Processing and Metallurgical Testing

Metallurgical test work dates to the early 1970s when studies were done by Hanna and its subsidiary Coastal. Noranda also undertook some metallurgical testing. Work done by Hanna/Coastal showed that the coarse-grained sulphides were well liberated and could be floated as a bulk concentrate. A copper concentrate was then produced with excellent recovery. This concentrate contained about 0.5oz Ag/ton and 0.2% As. The cobalt was rejected with the pyrite in the tailings. Concurrent mineralogical examination showed that the bulk of the copper was present as chalcopyrite. Little discrete cobalt mineralization was detected, indicating that most cobalt was contained within the pyrite structure as cobaltian pyrite. The cobalt content ranged from 2.0 to 4.0%. Additional pyrite, probably from a different depositional event, was found that was completely devoid of cobalt. These observations strongly suggest that the maximum cobalt content in the concentrate will be limited by the solubility of the cobalt in the pyrite structure.

McClelland Laboratories Inc. (“McClelland”) in Sparks, Nevada, was commissioned by the Company to undertake metallurgical testing commencing in 2018. McClelland received samples of drill core from four holes drilled in 2017, but the cobalt and copper contents were low, and the core was not tested. The Company then extracted two bulk samples from Adit-1and one from Adit-2, which were received by McClelland in May of 2018. At McClelland the sample identification of ICA1-SE, ICA1-SW and ICA2 were checked against the Company’s sample manifest. Then each sample was weighed, photographed, and given a unique laboratory number so that the sample chain of custody could be maintained until the material was either returned to the Company or disposed. If two or more samples are to be combined to produce a composite for testing that composite will be given a new laboratory number for tracking purposes. Once the samples were logged in, they were placed in a freezer to prevent any possibility of sulphide oxidation during storage.

In 2021, a sample of drill cores identified as 4657-Comp was sent to a metallurgical laboratory perform some flotation test work. One of the goals of the test was to verify if a cobalt concentrate with a higher grade could be obtained.

The Company is unaware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction. The resource estimate assumes that material would be transported to an undefined off-site processing facility which has not been scoped at this time. Thresholds for deleterious elements would be dependent on the type of processing facility constructed and therefore has not been evaluated at this time.

Mineral Resource and Mineral Reserve Estimates

The updated mineral resource for the Iron Creek Project (the “2023 MRE”) was prepared by QPs Martin Perron, P.Eng. and Marc R. Beauvais, P.Eng. of InnovExplo, using all available information. The mineral resources herein are not mineral reserves as they do not have demonstrated economic viability. The result of this study is individual mineral resource estimates for the Iron Creek Project. The effective date of the 2023 MRE is January 27, 2023.

The mineral resource area of the Iron Creek Project covers an area of a 1,652 m strike length and a 780 m width, and extends to a height of 852 m. The DDH database contains 86 surface (26,304.8m) and 31 underground DDHs (5,670.8m). The database contains 23,308 sampled intervals taken from 29,481m of drilled core. All the sampled intervals were assayed for copper and cobalt. The database also includes lithological, alteration as well as structural descriptions and measurements taken from drill core logs.

The geological model was built using the DDH database as the primary source of information (lithological units, alteration, and mineralization) as well as surface data from outcrops, including surface structural measurements. The model was also based on the regional geology maps, and data from the Idaho Geological Survey. The model consists of a Lower Quarzite overlain by a Central Siltite unit. An Upper Quartzite resides on top of the Central Siltite. The Eocene Challis volcanics uncomfortably covers the Upper Quartzite. The Central Siltite unit was then better define into Quartzite-enriched unit surrounded by Siltite-enriched rocks. The mineralization can be found in either the Quartzite or Siltite rocks.

The mineralization and structural models were built using the DDH database as the primary source of information (assays, lithological units, alteration, and mineralization). The structural model consists of nine modelled volumes representing shear zones called Shear 1 to Shear 9. These shear zones also coincide with mafic dykes that seem to have an unknown relationship to one another. The mineralization model consists of a single mineralized domain that was designed without a minimum thickness (true thickness of the mineralization zone) and is, therefore, not diluted. This modeling was preferred to better reflect the stratabound and structurally controlled mineralization occurrences. The mineralized zone was modelled on the extents of logged intervals and snapped to assays irrespective of grades. A cut off grade of 0.015% Co or 0.5% Cu was assigned to the interpretation. This mineralization zone is used as the interpolation domain.

The 2023 MRE can be classified as Indicated and Inferred mineral resources based on geology, grade continuity, data density, search ellipse criteria, drill hole spacing and interpolation parameters. The requirement of reasonable prospects for eventual economic extraction has been met by having a minimum width for the modelling of the mineralization zones and a cut-off grade, using reasonable inputs, for potential open pit and underground extraction scenarios, and constraints consisting of a surface shape for the open-pit scenario and mineable shapes for the underground scenario.

The QPs consider the 2023 MRE reliable and based on quality data and geological knowledge. The estimate follows CIM Definition Standards and CIM MRMR Best Practice Guidelines.

Recommendations

Based on the results of the 2023 MRE, the authors of the Technical Report recommend that the Iron Creek Project move to an advanced exploration phase and toward an initial economic study. A two-phase work program is recommended, where Phase 2 is conditional upon the positive conclusions of Phase 1.

In Phase 1, the authors of the Technical Report recommend completing exploration work on the Iron Creek Project, update the 2023 MRE and use the results of this updated MRE and internal studies as a basis for a Preliminary Economic Assessment (“PEA”):

●	drill 2 water wells on the Iron Creek Project to provide a secure groundwater source and establish water right for the Iron Creek Project,
●	infill drilling in the eastern extension to potentially convert inferred mineral resources to the indicated category,
●	exploration drilling of zones at depth and laterally to explore the true depth potential of high-grade zones using 100m step-outs downdip, and follow-ups on isolated intersections,
●	exploration of the Ruby targets in order to increase the Mineral Resources Estimate on the Iron Creek Project,
●	evaluate additional showings within the Iron Creek Project, including the CAS occurrence with IP surveys and follow up drilling if warranted,
●	update and complete the metallurgical and internal mining engineering studies, and
●	initiate environmental and hydrogeological characterization testing.

In support to the PEA study, complete an updated NI 43-101 Technical Report.

In Phase 2, the authors of the Technical Report recommend to:

●	Define and complete a PFS study in accordance with the PEA results and recommendations.
●	In support to PFS study, complete an updated NI 43-101 Technical Report.

The authors are of the opinion that the recommended work programs and proposed expenditures are appropriate and well thought out. The authors believe that the proposed budget reasonably reflects the type and amount of the contemplated activities.

The budget for the proposed program is presented below. Expenditures for Phase 1 are estimated at CAD$8,410,000 (incl. 15% for contingencies). Expenditures for Phase 2 are estimated at CAD$1,150,000 (incl. 15% for contingencies). The grand total is CAD$9,560,000 (incl. 15% for contingencies). Phase 2 is contingent upon the success of Phase 1.

PHASE 1 – Activity	Cost (CAD$)
Infill drilling: to potentially convert inferred mineral resources to the indicated category (5,000m at 300 CAD$/m)	1,500,000
Exploration drilling: expansion of known zones and follow-ups on isolated intersections (15,000m at 300 CAD$/m)	4,500,000
Exploration drilling at CAS: (1,000m at 300 CAD$/m)	300,000
IP surveys at Ruby and CAS: 20 kilometers at 13,000 CAD$/km	260,000
Metallurgical and internal mining engineering studies.	250,000
Complete a PEA and an updated NI 43‑101 Technical Report	500,000
Contingencies (15%)	1,100,000
Total (Phase 1)	8,410,000
PHASE 2 – Activity	Cost (CAD$)
Complete a PFS and an updated NI 43‑101 Technical Report	1,000,000
Contingencies (15%)	150,000
Total (Phase 2)	1,150,000
Total (Phase 1 and Phase 2)	9,560,000

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the cobalt exploration and development industry.

This section describes risk factors identified as being potentially significant to the Company and its material properties, the Refinery and the Iron Creek Project. Additional risk factors may be included in technical reports or other documents previously disclosed by the Company. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of our securities, existing business activities, financial condition, results of operations, plans and prospects.

Going Concern

The Company will require additional financing to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock before the Refinery enters its operating phase and remain in compliance with minimum liquidity covenant under the 2028 Notes. There can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. Starting in 2024 repayment of the interest-free Government loan will begin in 19 equal installments. Upon the issuance of the 2028 Notes and retirement of the 2026 Notes in February 2023, the Company is subject to a minimum cash balance requirement of US $2,000. Additionally the Company must have a United States registration statement providing for the resale of the Common Stock deliverable on conversions of the debenture and warrants by May 15, 2023. Failure to have such a statement by the date is considered an event of default which provides the indenture holders the right to demand repayment of the instrument.

Financing Risks

The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases.There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Corporation. Furthermore, if the Corporation raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain sufficient financing when needed could result in the Corporation being unable to meet specified timelines for the advancement of the Refinery and may lead to the indefinite postponement of the advancement of the Refinery. The cost and terms of such financing may also significantly reduce the expected benefits from the Refinery or render the Refinery uneconomic. Although the Corporation has historically been successful in obtaining financing in the past, there can be no assurances that the Corporation will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Corporation’s ability to continue as a going concern.

Cobalt Supply Agreement

The Cobalt Supply Agreement is agreement with respect to key commercial terms on which the parties intend to enter into a definitive supply agreement, not a definitive agreement with respect to the provision of cobalt to LG for cash. Until a definitive agreement exists, there is no enforceable or binding obligation on either party to purchase or deliver cobalt. Entering into a definitive agreement is subject to a number of conditions and factors, not all of which are in the Company’s control. If a definitive agreement is not entered into with respect to cobalt supply with LG on the terms described in the Cobalt Supply Agreement, or on terms different than those expressed therein, the Company will need to seek out additional customers for the purchase of cobalt sourced from the Refinery, and there may be other negative effects on the Company and on the value of Common Shares.

Global Instability

Political and economic instability (including the Russian invasion of Ukraine), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging and the Company’s results of operations could be materially affected by such macroeconomic conditions. As an example, the COVID-19 global outbreak and efforts to contain it may have an impact on the Company’s business. The Company has implemented various safety measures onsite to ensure the safety of its employees and contractors. The Company continues to monitor the situation and the impact the virus may have on its projects. Should the virus spread, travel bans remain in place or should one of the Company’s team members or consultants become infected, the Company’s ability to advance its projects may be impacted. Similarly, the Company’s ability to obtain financing and the ability of the Company’s vendors, suppliers, consultants and partners to meet obligations may be impacted as a result of COVID-19 and efforts to contain the virus. The overall global uncertainty related to COVID-19 may present other challenges that are not known at the current time, such as supply chain interruptions, potential delays in the procurement process, or alterations of business plans by the Company’s strategic partners.

While substantially all containment measures in Canada have been lifted, additional safety precautions and operating protocols aimed at containing the spread of COVID-19 may be instituted in line with guidance of public health authorities. Additional waves of the COVID-19 pandemic, together with the emergence of new COVID-19 variant strains, may lead to the imposition of containment measures to varying degrees in many regions within Canada and globally. These containment measures have the potential to impact global economic activity, and such measures may also contribute to increased market volatility and continued changes to the macroeconomic environment. The prolonged effects of any disruption may have adverse impacts on the Company’s business strategies and initiatives, resulting in ongoing effects to its financial results, including the increase of counterparty, market and operational risks.

In addition, hostilities in Ukraine, and the accompanying international response, has been disruptive to the world economy, with increased volatility in global markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is material uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally.

Inflationary Pressures

Following the COVID-19 pandemic, the ongoing war in Ukraine and other events, the global economy has faced significant instability marked by increased inflation and supply chain issues. Global economic conditions could further deteriorate, and the economy may contract and enter into a recession. Additionally, future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment charges. Further, in such an event, the Company’s operations and financial condition could be adversely impacted.

General inflationary pressures may affect labour and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

Resource Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on any of the Company’s mineral properties. There is no certainty that the expenditures to be made by the Company in the exploration of its mineral properties otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company including, but not limited to, the COVID-19 pandemic. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Technical Capabilities of the Refinery

The Corporation is a pre-operations stage company with respect to the Refinery and an exploration stage company with respect to its mineral properties, and as a result has not to date generated cash flow from operations. The Corporation is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Corporation expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

No Revenue and Negative Cash Flow

The Company is a pre-operations stage company with respect to the Refinery and an exploration stage company with respect to its mineral properties, and as a result has not to date generated cash flow from operations. The Company is devoting significant resources to the development of its assets, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

Substantial Capital Requirements and Liquidity

Historically, the Company’s capital requirements have been primarily funded through the sale of Common Shares and the issuance of the 2026 Notes and the Notes. Factors that could affect the availability of financing include the progress and results of refurbishment of the Refinery, levels of debts and security over the Company’s assets, customer arrangements, ongoing exploration at the Company’s mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the transition to EVs and the global cobalt markets generally. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.

Volatility of the Market Price of the Company’s Common Shares

Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of the Company at any given time may not accurately reflect the long-term value of the Company.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

Significant Sales of Common Shares or Perception of such Sales

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. The Company cannot predict the effect that future sales of Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity. If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Future Share Issuances May Affect the Market Price of the Common Shares

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares may be issued by the Company on the exercise of options under the Company’s stock option plan and other equity compensation plans, and upon the exercise of outstanding warrants.

Enforcement of US Judgments

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Corporation is governed by the CBCA, that some of the Corporation’s officers and directors are not residents of the United States, and that all, or a substantial portion, of their assets and certain of the Corporation’s assets are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Corporation or certain of the Corporation’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Corporation or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Corporation or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

“Passive Foreign Investment Company” Under the U.S. Internal Revenue Code

A foreign corporation is classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such year is “passive income” as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended, or (ii) 50% or more of the value of its assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. The Company believes that it may have been classified as a PFIC for prior taxable years and may continue to be classified as a PFIC for the current taxable year, but the Company expects that it may cease being classified as a PFIC once it begins to generate cash flow from operations. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that depends on, among other things, the composition of the Company’s income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance as to whether the Company will be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable year during which a U.S. holder holds the Company’s Common Shares, the U.S. holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of such Common Shares, or upon the receipt of distributions in respect of such Common Shares, unless certain elections are made. An investor is strongly urged to consult its own tax advisors regarding the application of these rules, along with the availability and advisability of any elections, to such investor’s particular circumstances.

Foreign Private Issuer Rules

The Corporation is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Corporation is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Corporation as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the U.S. Exchange Act.

Foreign Private Issuer Status

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status, which require that the majority of both our directors and executive officers are not U.S. citizens or residents, a majority of the Company’s assets are located outside the United States, and that our business be principally administered outside the United States. The Company may in the future lose its foreign private issuer status if most of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Foreign Exchange Rate Risk

The Company reports its consolidated financial statements in Canadian dollars; however, the Company has operations in the United States. Consequently, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the U.S. dollar. Exploration and development activities in the U.S. are held in the Company’s U.S. subsidiaries and are primarily incurred in U.S. dollars. and translated into Canadian dollars within the consolidated financial statements. Given the time between initial recognition and settlement of payments, as such, the Company can be exposed to significant fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar. In addition, a significant change in the exchange rate between the U.S. dollar and Canadian dollar can impact the Company’s available liquidity to perform exploration and development activities. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company’s strategy toward its foreign exchange rate risk, depending on market conditions.

Mineral Resource Uncertainties

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to mineral resources, there can be no assurances that mineral resources will be upgraded to mineral reserves as a result of continued exploration or during operations.

There can be no assurances that any of the mineral resources stated in this AIF or published technical reports of the Company will be realized. Until a deposit is actually extracted and processed, the quantity of mineral resources or reserves, grades, recoveries and costs must be considered as estimates only. In addition, the quantity of mineral resources or reserves may vary depending on, among other things, product prices. Any material change in the quantity of mineral resources or reserves, grades, dilution occurring during mining operations, recoveries, costs or other factors may affect the economic viability of stated mineral resources or reserves. In addition, there is no assurance that mineral recoveries in limited, small scale laboratory tests or pilot plants will be duplicated by larger scale tests or during production. Fluctuations in cobalt prices, results of future drilling, metallurgical testing, actual mining and operating results, and other events subsequent to the date of stated mineral resources and reserves estimates may require revision of such estimates. Any material reductions in estimates of mineral resources or reserves could have a material adverse effect on the Company.

Permitting

The Company’s operations, Refinery and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties the Company must receive numerous permits, and continued operations at the Company’s mines is also dependent on maintaining, complying with, and renewing required permits or obtaining additional permits.

The Company may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action.

Ability to meet Debt Service Obligations

The Company now has debt service obligations arising from its convertible notes, which include ongoing coupon payments and payment of principal at maturity. In the event the refinery construction is not completed as planned or sufficient cash flow from refinery operations is note generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders. There can be no assurance that refinery cash flows will be sufficient to meet future debt service obligations.

Reliance on Key Personnel

The senior officers of the Company are critical to its success. In the event of the departure of a senior officer, the Company believes that it will be successful in attracting and retaining qualified successors, but there can be no assurance of such success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited, and competition for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, engineering, geological and other personnel. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company. The Company is particularly at risk at this state of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences.

Property Commitments

The Company’s mining properties may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Operational Risks

The Company will be subject to a number of operational risks and may not be adequately insured for certain risks, including: environmental contamination, liabilities arising from historic operations, accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the property of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action. These factors could all have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Additionally, the Company may be subject to liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Environmental Risks

All phases of mineral exploration and development businesses, including with respect to the Refinery, present environmental risks and hazards and are subject to environmental regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. The legislation also requires that facility sites be operated, maintained, abandoned, and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Company to incur costs to remedy such discharge. Based on risk assessments conducted by the Company, climate change is not an immediate material risk faced by the Company. However, no assurance can be given that the application of environmental laws to the business and operations of the Company will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

Commodity Price Fluctuations

The prices of commodities vary on a daily basis. Price volatility could have dramatic effects on the results of operations and the ability of the Company to execute its business plan. The price of cobalt materials may also be reduced by the discovery of new cobalt deposits, which could not only increase the overall supply of cobalt (causing downward pressure on its price), but could draw new firms into the cobalt industry which would compete with the Company. As the Company’s refinery business plan involves both buying cobalt products and selling cobalt products, its ultimate economics will be significantly impacted by market commodity prices.

Cost Estimates

The Company prepares estimates of operating costs and/or capital costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including royalties, the price of cobalt and by-product metals and the cost of inputs used in exploration activities.

The Company’s actual costs may vary from estimates for a variety of reasons, including labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Industry Competition and International Trade Restrictions

The international resource industries are highly competitive. The value of any future reserves discovered and developed by the Company may be limited by competition from other world resource mining companies, or from excess inventories. Existing international trade agreements and policies and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of and demand for minerals, including cobalt, around the world.

Governmental Regulation and Policy

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection, and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact decisions of the Company with respect to the exploration and development of properties such as the Iron Creek Project, the Refinery or the Cobalt Camp, or any other properties in which the Company has an interest. The Company will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the Company’s properties could materially and adversely affect the results of operations and financial condition of the Company in a particular year or in its long-term business prospects.

The development of mines and related facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the control of the Company, including potential legal challenges from various stakeholders such as environmental groups or non-government organizations. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse effect on the Company, including delays and cost increases in the advancement of the Iron Creek Project, the Refinery and the Cobalt Camp.

Risk Related to the Cyclical Nature of the Mining Business

The mining business and the marketability of the products that are produced are affected by worldwide economic cycles. At the present time, the significant demand for cobalt and other commodities in many countries is driving increased prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

As the Company’s mining and exploration business is in the exploration stage and as the Company does not carry on production activities, its ability to fund ongoing exploration is affected by the availability of financing which is, in turn, affected by the strength of the economy and other general economic factors.

Title Claims and First Nations Rights

The Company has investigated its rights to explore and exploit its projects and, to the best of its knowledge, its rights in relation to lands covering the projects are in good standing. Nevertheless, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties.

Although the Company is not aware of any existing title uncertainties with respect to lands covering material portions of its projects, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Certain of the Company’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects.

Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in any jurisdictions in which title or other rights are claimed by First Nations and other indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Community Relations and License to Operate

The Company’s relationship with the host communities where it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or the Company’s exploration or development activities specifically, could have an adverse effect on the Company’s reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, which could have a material adverse impact on the Company’s results of operations, financial condition and prospects. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Acquisition and Integration Risks

As part of its business strategy, the Company has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of Electra’s management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

Legal and Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results. There are no current claims or litigation outstanding against the Company.

Insurance

The Company is also subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labor disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, tornados, thunderstorms, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration or development activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Conflicts of Interest

The Company’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may, or may also wish to participate, the directors and officers of the Company may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation.

The Company and its directors and officers will attempt to minimize such conflicts. If such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not the Company will participate in a particular program and the interest to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Decommissioning and Reclamation

Environmental regulators are increasingly requiring financial assurances to ensure that the cost of decommissioning and reclaiming sites is borne by the parties involved, and not by government. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. The Company’s ability to advance its projects could be adversely affected by any inability on its part to obtain or maintain the required financial assurances.

Dividends

The Company has never paid cash dividends on our Common Shares, and does not expect to pay any cash dividends in the future in favor of utilizing cash to support the development of our business. Any future determination relating to the Company’s dividend policy will be made at the discretion of the Company’s Board of Directors and will depend on a number of factors, including future operating results, capital requirements, financial condition and the terms of any credit facility or other financing arrangements the Company may obtain or enter into, future prospects and other factors the Company’s Board of Directors may deem relevant at the time such payment is considered. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on their investment in the Common Shares for the foreseeable future.

Time and Cost Estimates

Actual time and costs may vary significantly from estimates for a variety of reasons, both within and beyond the control of the Company. Failure to achieve time estimates and significant increases in costs may adversely affect the Company’s ability to continue exploration, develop the Iron Creek Project, the Refinery and the Cobalt Camp, and ultimately generate sufficient cash flows. There is no assurance that the Company’s estimates of time and costs will be achievable.

Consumables Availability and Costs

The Company’s planned exploration, development and operating activities, including the profitability thereof, will continue to be affected by the availability and costs of consumables used in connection with the Company’s activities. Of significance, this may include concrete, steel, copper, piping, diesel fuel and electricity. Other inputs such as labour, consultant fees and equipment components are also subject to availability and cost volatility. If inputs are unavailable at reasonable costs, this may delay or indefinitely postpone planned activities. Furthermore, many of the consumables and specialized equipment used in exploration, development and operating activities are subject to significant volatility. There is no assurance that consumables will be available at all or at reasonable costs.

Russo-Ukrainian War

On February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine. In response, Ukrainian military personal and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to the Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide ranging consequences on the peace and stability of the region and the world economy. Certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia and such sanctions may have far reaching effects on the global economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.

The hostilities in Ukraine, and the accompanying international response, has been disruptive to the world economy, with increased volatility in global markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is material uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally.

Infrastructure

Mining, processing, development, and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, or community, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition, and results of operations.

Competition

The Company faces strong competition from other mining companies in connection with the identification and acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience, and technical capabilities than the Company. As a result of this competition, the Company may be unable to identify, maintain or acquire attractive mining properties on acceptable terms or at all. In addition, the Company faces competition sourcing mine production for the Refinery. The Company’s plan for the Refinery, in part, include transporting African mine production from China to North America. Most cobalt is currently mined in the DRC and shipped to China for refining. The Company faces significant competition in diverting mine production, particularly ethically sourced mine production, to the Refinery and as a result, may be unable to identify, maintain or acquire mine production for the Refinery on acceptable terms or at all. Consequently, the Company’s prospects, revenues, operations, and financial condition could be materially adversely affected.

Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Company’s board of directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company to implement such changes.

If shareholder activists seeking to increase short-term shareholder value are elected to the Company’s board of directors, this could adversely affect its business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.

Public Company Obligations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have a material adverse impact on the Company’s share price.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSXV, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. The Company’s efforts to comply with rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities.

Taxation

The Company is affected by the tax regimes of various local, regional, and national authorities. Revenues, expenditures, income, investments, land use, intercompany transactions and all other business conditions can be taxed. Tax regulations, interpretations and enforcement policies may differ from the Company’s applied methods and may change over time due to circumstances beyond the Company’s control. The effect of such events could have material adverse effects on the Company’s anticipated tax consequences. There is no assurance regarding the nature or rate of taxation, assessments and penalties that may be imposed.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, for any of the three most recently completed financial years or its current financial year, declared or paid any dividends on its Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition and such other factors as our directors consider appropriate.

CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the date of this AIF, 35,428,974 Common Shares were issued and outstanding. In addition, as of the date of this AIF, there were 1,412,967 Common Shares issuable on the exercise of incentive stock options, 520,729 Common Shares issuable on the exercise of deferred share units, 391,698 Common Shares issuable on the exercise of restricted share units, 63,889 Common Shares issuable on the exercise of performance share units and 3,464,177 Common Shares issuable on the exercise of Common Share purchase warrants.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the TSXV and Nasdaq under the trading symbol “ELBM”. The following table sets forth the high and low prices and total monthly volume of the Common Shares as traded on the TSXV for the periods indicated. All share prices are shown in Canadian dollars.

Period	High	Low	Total Volume
January 2022	$5.76	$4.59	797,085
February 2022	$5.40	$4.68	498,115
March 2022	$5.58	$5.04	836,841
April 2022	$6.98	$5.22	2,065,818
May 2022	$5.88	$4.40	1,591,148
June 2022	$5.05	$3.56	743,778
July 2022	$5.50	$3.27	798,212
August 2022	$5.67	$4.30	857,043
September 2022	$5.29	$3.80	869,670
October 2022	$4.37	$3.80	441,200
November 2022	$4.10	$2.99	1,385,892
December 2022	$3.17	$2.18	1,287,070

Prior Sales

The Company issued the following securities which are outstanding but not listed or quoted on a marketplace during the most recently completed financial year:

Date	Class of Security		Amount Issued		Issue Price
November 11, 2022	Deferred Stock Units		35,924		$3.21
November 11, 2022	Options		130,000		$3.21
November 9, 2022	Units	(1)	2,345,000	US	$2.35
June 22, 2022	Options		30,000		$4.38
June 6, 2022	Options		40,000		$4.90
May 25, 2022	Options		19,444		$4.63
May 24, 2022	Restricted Stock Units		31,000		$4.63
April 11, 2022	Options		19,444		$5.76
April 11, 2022	Performance Stock Units		18,057		$5.76
April 11, 2022	Deferred Stock Units		35,550		$5.76
April 11, 2022	Restricted Stock Units		11,389		$5.76
January 19, 2022	Options		222,274		$5.40

Notes:

(1)	Issued pursuant to the November 2022 Financing.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As of the date of this AIF, there are no securities held in escrow or subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

Name, Province or State, Country of Residence and Offices Held

The following table sets forth the name of each of our directors and executive officers, their province or state and country of residence, their position(s) with the Company, their principal occupation during the preceding five years and the date they first became a director of the Company. Each director’s term will expire immediately prior to the following annual meeting of shareholders.

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
Trent Mell(3) Toronto, Ontario, Canada	President, Chief Executive Officer and Director	Current President & CEO of the Company	March 14, 2017
John Pollesel(1)(2)(3)(4) Edmonton, Alberta, Canada	Director	Current Director of the Company; former CEO of Boreal Agrominerals Inc., an agromineral fertilizer company	May 17, 2017
Garett Macdonald(1)(2)(4) West Lorne, Ontario, Canada	Director	Current President & CEO of Maritime Resources Corp., a mineral exploration company; former VP of Business Development of JDS Energy & Mining	June 4, 2018
C.L. “Butch” Otter(1)(3) Star, Idaho, USA	Director	Retired Governor of Idaho	February 21, 2019
Susan Uthayakumar(1)(2) Toronto, Ontario, Canada	Director

Current Chief Energy and Sustainability Officer at Prologis Inc.; former President Sustainability Business Division of Schneider Electric, former Country President, Schneider Electric Canada, an energy technology company

October 1, 2019
Craig Cunningham Burlington, Ontario, Canada	Chief Financial Officer	Current CFO of the Company; former Regional Financial Officer at Kinross Gold	N/A
Michael Insulan Luxembourg	Vice President, Commercial	Current VP Commercial of the Company; former Senior Market Analyst at Eurasian Resources Group	N/A
Mark Trevisiol Sudbury, Ontario, Canada	Vice President, Project Development	Current VP of Project Development of the Company; former Site Manager of Northern Sun Mining	N/A
Joe Racanelli Toronto, Ontario, Canada	Vice President, Investor Relations	Current VP of Investor Relations of the Company, former Director of Investor Relations at Sherritt International	N/A

Name and Residence	Position(s) with the Company	Principal Occupation During Past Five Years	Director Since
Dave Marshall Sudbury, Ontario, Canada	Vice President, Engineering	Current VP of Engineering of the Company; former Project Director of Vale Technology Development Canada Ltd.	N/A
Renata Cardoso Toronto, Ontario, Canada	Vice President, Sustainability and Low Carbon	Current VP of Sustainability and Low Carbon of the Company; former Manager of Low Carbon and Planning and New Economy Manager at Value	N/A
Regan P. Watts Toronto, Ontario, Canada	Vice President, Corporate Affairs	Current VP of Corporate Affairs of the Company; former member of the IBM Innovation, Corporate Citizenship and Government Affair team	N/A

Notes:

(1)	Independent Director
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Governance and Nominating Committee
(4)	Member of the Technical and Sustainability Committee

Shareholdings of Directors and Officers

As the date of this AIF, the Company’s directors and executive officers beneficially own, control or direct, directly or indirectly, 2,747,968 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors or executive officers is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

None of our directors or executive officers, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Unless otherwise noted in this AIF, to the best of our knowledge, there are no known existing or potential material conflicts of interest between the Company or its subsidiaries and any of our directors or officers or a director or officer of our subsidiaries. However, certain of our directors and officers are, or may become, directors or officers of other companies, with businesses that may conflict with our business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of the Company. Pursuant to the CBCA, directors are required to act honestly and in good faith with a view to the best interests of the Company. As required under the CBCA and our Articles:

●	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.
●	A director who holds a disclosable interest (as that term is used in the CBCA) in a contract or transaction into which the Company has entered or proposes to enter may generally not vote on any directors’ resolution to approve the contract or transaction.

Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board of Directors is considering will not take part in any Board of Directors discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict.

Management

Trent Mell, President, Chief Executive Officer & Director – Mr. Trent Mell is a mining executive with almost 20 years of operating and capital markets experience. Over his career, he has been involved in transactions around the world, including $2.9B in equity and debt financings, mergers and acquisitions, offtake agreements and joint ventures. Mr. Mell was President and CEO of Falco Resources, which acquired the Horne Mine Complex area and 13 other former producers in the Rouyn-Noranda mining district in Quebec, Canada. Falco completed a feasibility study demonstrating the viability of a 15-year mine life with the potential to generate $6.6B in gross revenue. Immediately prior to joining Electra, Mr. Mell built a mining team with PearTree Securities to advise mining companies and investors on Canadian exploration and development opportunities. In 2016, his team placed $300M in equity investments and became the largest provider of flow-through capital to the Canadian resource industry. Mr. Mell began his career as a mining and securities lawyer with one of Canada’s leading law firms. He subsequently joined Barrick Gold and was part of the team that completed a US$10.4B hostile takeover of Placer Dome, creating the world’s largest gold company. He has also worked with nickel-cobalt producer Sherritt International and Ni-Cu-PGM producer North American Palladium. As Executive Vice President of AuRico Gold, Mr Mell led the team that competed an all-cash US$750M sale of the Ocampo Gold Mine in Mexico at the peak of the gold market in 2012. Mr Mell holds a B.A., B.C.L. and LL.B. from McGill University (Montreal), LL.M from Osgoode Hall (Toronto), as well as an MBA from Northwestern University (Chicago) and the Schulich School of Business (Toronto).

Craig Cunningham, Chief Financial Officer – Mr. Cunningham has more than 15 years of professional experience leading Finance teams in multinational, publicly listed companies with a specific concentration in large mining operations. Before joining Electra, Mr. Cunningham served Kinross Gold Corporation in progressively senior roles since 2010 and last held the title of VP, Finance Russia. In this capacity, he oversaw Finance, Supply Chain, Logistics, Information Technology and Administration functions with a combined headcount of more than 200. Mr. Cunningham has strong business acumen and the ability to deliver insightful guidance on diverse strategic initiatives, including investment and cash flow strategies, financial controls, and multibillion-dollar construction projects. Mr. Cunningham is an accredited Certified Professional Accountant and Chartered Accountant in the province of Ontario. Additionally, Craig holds an honours BA in accounting from the Goodman School of Business at Brock University as well as an MBA from the Ivey School of Business at the University of Western Ontario.

Michael Insulan, Vice President, Commercial – Dr. Insulan has nearly 20 years of experience across oil and gas, bulk commodities, base and minor metals. He has worked for Royal Dutch Shell, CRU, and Eurasian Resources Group. Over the past six years, Dr. Insulan has been primarily focused on the cobalt market where he has built a reputation as an industry expert. Dr. Insulan previously served as Senior Market Analyst at Eurasian Resources Group (Amsterdam and Luxembourg) where he was responsible for cobalt market intelligence, supporting sales and strategy. Prior to that he served as Managing Consultant and Team Leader at Aluminium Raw Materials assisting on the market intelligence and price reporting end for aluminium raw materials (alumina, bauxite, anode and cathode materials). Dr. Insulan has also served as a consultant at CRU Consulting where he would sell and lead consulting assignments for various commodity producers and consumers globally.

Mark Trevisiol, Vice President, Project Development – Mr. Trevisiol is a professional engineer with 30 years of experience in mineral processing, mining, capital projects and executive management. Mr. Trevisiol spent over 20 years with Glencore predecessor companies Falconbridge Ltd. and Xstrata Nickel, where he was General Manager of Business Development and Strategy, General Manager of the Sudbury Smelter Business Unit, Manager of Smelter Operations and Superintendent of the Kidd Creek Zinc Plant. More recently, Mark held a number of executive leadership and board positions, including CEO positions at Crowflight Minerals and Silver Bear Resources. During his career, Mr. Trevisiol has had responsibility in mining and mineral processing for teams of up to 300 people, with responsibility for operations, safety & environment, custom feed, engineering, maintenance and technology. He has a demonstrated track record of increasing plant efficiency and margins, notably in treating third party feeds. With Falconbridge Ltd., Mr. Trevisiol championed a new recycling facility primarily designed to handle spent cobalt-based lithium batteries. He has worked across several commodities, including nickel, cobalt, zinc, copper, lithium, gold, and silver. Mr. Trevisiol holds an Engineering degree from the University of Waterloo.

Joe Racanelli, Vice President, Investor Relations – Mr. Racanelli has more than 20 years of investor relations, marketing and corporate communications experience focusing on strategic metals. Over the years, Joe has led the communication efforts for complex financial transactions valued at more than $3 billion, helped five companies go public, scheduled more than 500 road show meetings, and established strong relations with buy-side and sell-side contacts around the world. He is a frequent speaker on IR issues and topics. Joe holds an MA from the University of Toronto and a BA from Concordia University.

Dave Marshall, Vice President, Engineering – Mr. Marshall is a 31-year industry veteran with extensive experience in engineering studies, project management and project delivery for mineral processing and mining operations. He spent 29 years with Vale in a number of senior project management roles, including Project Director for the Sudbury Clean AER Project, a C$1 billion project with a 1,000-person team aimed at reducing sulphur dioxide and metals particulate emissions from existing operations in Sudbury. Dave was also Project Director for the Copper Cliff Mine South Shaft Project, a project aimed at reconditioning and refurbishing existing mine workings to support future operations. Most recently, he was a project manager with BBA Consultants. David is a Professional Engineer with a B.Sc. in Civil Engineering from the University of Waterloo. He also holds an MBA from Laurentian University.

Renata Cardoso, Vice President, Sustainability and Low Carbon – Ms. Cardoso is an economist with MBA and an extensive experience leading corporate sustainability and climate change strategy in the international mining and metals industry. Prior to joining Electra, Renata spent her over 15 years with global miner Vale, based both at headquarters in Brazil and at Base Metals HQ in Canada. She began her career in Vale’s corporate strategy group and transitioned in 2008 to help create Vale’s approach for Sustainability, and has served as Climate Change Manager and Sustainability General Manager in Brazil, and most recently, as Low Carbon Manager for Vale’s global Base Metals business operating from Canada. In her last role, she led cross functional efforts across the organization for the development and implementation of a decarbonization program, touching everything from mines to processing plants in several countries. Renata truly believes in mining with purpose and is passionate about the world’s transition to a low carbon economy.

Regan P. Watts, Vice President, Corporate Affairs – Mr. Watts is a seasoned and entrepreneurial executive with more than 20 years of public and private sector experience in corporate communications, strategy, innovation, and regulatory and corporate affairs. His experience spans various industries including infrastructure, transportation, industrial manufacturing, information technology and financial services. Mr. Watts has provided services to Electra since 2019 and has been instrumental in helping communicate Electra’s priorities and plans to the Government of Canada and the Government of Ontario. In his executive capacity, Mr. Watts will add U.S. corporate and regulatory affairs to his responsibilities. Electra has ambitious plans for its Iron Creek copper-cobalt project in Idaho, which align with President Biden’s US$2 trillion green energy plan. Prior to working with Electra, Mr. Watts was a member of IBM Canada’s senior leadership group, heading the Innovation, Citizenship and Government Affairs team. Prior to IBM, he served on the Executive Committee of Lafarge Canada, where he led corporate communications, public and regulatory affairs, and corporate social responsibility. Mr. Watts had an extensive career in public service, serving in leadership roles in the Government of Canada across four federal departments. From 2006 to 2012, he served at Finance Canada, Transport Canada, Health Canada, and Foreign Affairs and International Trade Canada. In 2012, Mr. Watts was awarded the Queen Elizabeth II Diamond Jubilee Medal for his public service to Canada. A published author, Mr. Watts holds an MBA from the Ivey Business School at Western University and is President of consultancy Fratton Park Inc.

Non-Executive Directors

John Pollesel, Chairman and Director – Mr. John Pollesel has over 30 years of experience in the mining industry and is currently Chief Executive Officer of Boreal Agrominerals Inc. Prior to this, he was Senior Vice President, Mining at Finning Canada. Mr. Pollesel previously served as Chief Operating Officer and Director of Base Metals Operations for Vale SA’s North Atlantic Operations, where he was responsible for the largest underground mining and metallurgical operations in Canada. Prior to this, he was Vice President and General Manager for Vale’s Ontario Operations. Mr. Pollesel also served as the Chief Financial Officer for Compania Minera Antamina

in Peru, with executive management responsibilities for one of the largest copper-zinc mining and milling operations in the world. Mr. Pollesel holds an MBA from Laurentian University and is a FCPA and CMA.

Garett Macdonald, Director – Mr. Macdonald is a mining engineer with extensive experience in project development and mine operations with over 23 years of industry experience. He has managed large technical programs through the concept, feasibility, and into construction stages and has senior management and board-level experience with several public companies. Garett led JDS Energy and Mining’s Eastern Canadian business operations as Vice President of Project Development. He also held roles in mine operations and engineering with senior Canadian mining firms Teck Corporation, Placer Dome and Suncor Energy, as well as the Vice President of Operations role for Rainy River Resources prior to the $310M sale of Rainy River to New Gold Inc. in 2013. Mr. Macdonald is currently the President and CEO of Maritime Resources. He holds a Master of Business Administration from Western University’s Ivey Business School and a Bachelor of Engineering (Mining) from Laurentian University.

C.L. “Butch” Otter, Director – Mr. Otter is an American businessman and politician. He held the longest serving consecutive terms as Governor of Idaho, a position he held from 2007 to 2019. Mr. Otter was also the longest serving Lieutenant Governor of Idaho with 14-year tenure from 1997 to 2001, before being elected to the U.S. Congress from 2001 to 2007. Butch spent 30 years working with J.R. Simplot Company, a privately-owned global food and agribusiness with interests in seed production, farming, fertilizer manufacturing, frozen-food processing, and food brands and distribution. He worked his way up from a Simplot Caldwell Potato Plant to the position of President of Simplot International, during which he traveled to nearly 80 countries to promote the company. Mr. Otter also served in the military from 1968 to 1973. He was part of the Idaho Army National Guard’s 116th Armored Cavalry.

Susan Uthayakumar, Director – Ms. Uthayakumar is a business executive with almost 25 years of experience in finance and executive management. She has been with Schneider Electric for the past 15 years, served as President of Schneider Electric Canada with overall responsibility for Canadian operations and was most recently the President of the Sustainability Business Division of Schneider Electric. Susan now serves as the Chief Energy and Sustainability Officer at Prologist Inc. She began her career as a CA with Deloitte, where she held positions of increasing responsibilities before joining McCain, where she executed global growth strategies and acquisitions across North America, Europe and Asia. Ms. Uthayakumar is a CA and CPA and has an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

PROMOTERS

During the fiscal years ended December 31, 2021 and 2022, no person or company has been a promoter of the Company or any subsidiary of the Company.

AUDIT COMMITTEE

Composition of the Audit Committee

The current members of the Audit Committee are Susan Uthayakumar (Chair), John Pollesel and Garett Macdonald. All the members of the Audit Committee are financially literate.

National Instrument 52-110 – Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. All members of the Audit Committee are “independent” within the meaning of NI 52-110.

Relevant Education and Experience

The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Susan Uthayakumar (Committee Chair) – Ms. Uthayakumar has almost 25 years of experience in finance and executive management. For the past 15 years, she has been with Schneider Electric, a global leader in energy management and automation. Ms. Uthayakumar is a CA and CPA and holds an Executive MBA from the Kellogg School of Management as well as a Bachelor of Arts and a Master of Accounting from the University of Waterloo.

John Pollesel – Mr. Pollesel has over 30 years of experience in the mining industry and has held senior management roles with several publicly listed companies. Mr. Pollesel holds an HBA and MBA from the University of Waterloo and Laurentian University, respectively. He is a FCPA and FCMA.

Garett Macdonald – Mr. Macdonald has over 20 years of experience in the resource sector and currently holds the role of Chief Executive Officer with Maritime Resources. He has held numerous senior management roles and is a director of two other publicly listed junior mining companies. Mr. Macdonald holds an MBA from Western University’s Ivey Business School and a Bachelor of Engineering (Mining) from Laurentian University.

Audit Committee Oversight

At no time since the commencement of the Company’s most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Company is relying upon the exemption in Section 6.1 of NI 52-110.

Pre-approval Policies and Procedures

See Schedule “A” – Audit Committee Mandate for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Fees in Canadian dollars	December 31, 2022		December 31, 2021
Audit fees(1)		$630,290		$317,900
Audit-related fees(2)	$	Nil	$	Nil
Tax fees(3)		$26,230	$	Nil
All other fees(4)	$	Nil	$	Nil
Total		$656,520		$317,900

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.
(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)	Fees billed in relation to valuation services.
(5)	For the fiscal years ended December 31, 2021 and December 31, 2022, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Section 2.4 of NI 52-110.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions material to us to which we are a party, or to which we have been a party since our incorporation, or of which any property of the Company is or has been the subject matter of, since the beginning of the financial year ended December 31, 2022, and no such proceedings are known by us to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against us, and we have not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since our incorporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than disclosed elsewhere in this AIF, no director, senior officer or principal shareholder of the Company and no associate or affiliate of the foregoing have had a material interest, direct or indirect, in any transaction in which the Company has participated within the three-year period prior to the date of this AIF or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of the Company are KPMG LLP, Chartered Professional Accountants, located in Toronto, Ontario. KPMG was first appointed as auditors of the Company on December 10, 2020. KPMG has advised the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

Transfer Agents, Registrars or Other Agents

The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company at its principal offices located in Toronto, Ontario.

MATERIAL CONTRACTS

There have been no materials contracts entered into by the Company within the most recently completed financial year or before the most recently completed financial year that are still in effect, other than contracts made in the ordinary course of business.

INTEREST OF EXPERTS

Experts who have prepared reports for Electra in the financial year ending December 31, 2022 include the following:

Martin Perron, P.Eng. Marc R. Beauvais, P.Eng, Pierre Roy, P. Eng. and Eric Kinnan, P.Geo., have acted as “Qualified Persons” under NI 43-101 in connection with the Technical Report and have reviewed and approved the information related to the Iron Creek Project in this AIF.

All other scientific and technical information in this annual information form has been reviewed and approved by Martin Perron, P. Eng., an independent consultant at InnovExplo Inc., who is a “Qualified Person” under NI 43-101.

Dan Pace, Former Principal Geologist at Electra, who is a “Qualified Person” under NI 43-101, was responsible for the review and approval of the scientific and technical disclosure in certain of the Company’s news releases published during the financial year ended December 31, 2022.

None of the experts whom are named in this AIF as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the experts beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company and they did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such report.

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov. Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, was contained in the management proxy circular for the annual and special meeting of shareholders held on November 10, 2022. Additional financial information is provided in the audited financial statements and management discussion and analysis for the most recent year-end. The foregoing additional information is available on SEDAR at www.sedar.com under the Company’s profile.

SCHEDULE “A”

Audit Committee Charter

ELECTRA BATTERY MATERIALS CORPORATION

AUDIT COMMITTEE CHARTER

Adopted April 8, 2022

I.PURPOSE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) is to oversee the accounting and financial reporting processes of the Company and its subsidiaries and the audits of the financial statements of the Company, as well as related disclosure, internal controls, regulatory compliance and risk management functions.

II.COMPOSITION

The members of the Committee shall be appointed annually by the Board. The Chair shall be elected by the members of the Committee. The Committee shall consist of a minimum of three independent directors of the Company, and each member of the Committee shall be qualified to serve on the Committee pursuant to the requirements of the Nasdaq Stock Market (“Nasdaq”) and any additional requirements that the Board deems appropriate. In addition, at least one member of the Committee must be designated by the Board to be an “audit committee financial expert” as defined by the U.S. Securities and Exchange Commission (the “SEC”).

Independence is defined by, and subject to the exemptions and other provisions set out in, applicable laws, rules and regulations, as well as the rules of relevant stock exchanges (the “Applicable Laws”).

III.QUALIFICATIONS & EXPERIENCE

Each member of the Committee must be financially literate, meaning that the director can read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements.

At least one member of the Committee must be designated by the Board to be an “audit committee financial expert” as defined by the SEC and a “financial expert” within the meaning of Applicable Laws. The financial expert should have the following competencies:

●	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements.
●	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
●	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity comparable to the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;
●	An understanding of internal controls and procedures for financial reporting; and
●	An understanding of audit committee functions.
IV.	RISK OVERSIGHT

In addition to the specific responsibilities enumerated below, the Committee shall be responsible for reviewing financial risks of the business and overseeing the implementation and evaluation of appropriate risk management practices. This will involve inquiring with management regarding how financial risks are managed and seeking opinions from management and the independent public accounting firm engaged for the purpose of preparing or issuing an auditor report for inclusion in the Company’s annual report or performing other audit, review or attest services for the Company (the “independent auditor”) regarding the adequacy of risk mitigation strategies.

V.COMMITTEE RESPONSIBILITIES

In addition to such other duties as may be delegated by the Board, the Committee shall:

●	Financial Statements: Review the Company’s interim and annual financial statements, MD&A and related press releases before the Company publicly discloses this information and recommend Board approval of such documents. The Committee shall also oversee procedures for the review of the Company’s public disclosure of financial information and shall periodically assess the adequacy of those procedures.
●	Variances: Obtain explanations from management for significant variances between comparative reporting periods and question management and the independent auditor regarding any significant financial reporting issues raised during the fiscal period and the method of resolution.
●	Internal Controls: Inquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management regarding internal controls, which should include an assessment of risk with respect to financial reporting.
●	Auditor: Be directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor; ensure that the independent auditor reports directly to the Committee; and ensure that any disagreements between management and the independent auditor regarding financial reporting are resolved.
●	Auditor Performance and Independence Evaluation: Review the performance of the independent auditor, including the lead partner of the independent auditor. The Committee shall ensure its receipt from the independent auditor of a formal written statement delineating all relationships between the auditor and the Company, actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the full Board take, appropriate action to oversee the independence of the independent auditor.
●	Non-audit Services: Review and, in its sole discretion, approve in advance the independent auditor’s annual engagement letter and all audit and non-audit services to be provided to the Company and its subsidiaries by the independent auditor. In order to obtain pre-approval, management should detail the work to be performed by the independent auditor and obtain the assurance from the independent auditor that the proposed work will not impair their independence.
●	Whistleblower: Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters and other potential violations of the Company’s Code of Business Conduct and Ethics (the “Code”).
●	Hiring: Review and approve the Company’s policies regarding the hiring of current and past partners and employees of the Company’s present or former independent auditor.
●	Funding: Provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for the payment of:
●	compensation to the independent auditor;
●	compensation to any advisors employed by the Committee; and
●	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.
●	Reporting: Report to the Board on a quarterly basis on the proceedings of Committee meetings.
●	Related Person Transactions: Oversee the Company’s related persons transactions policy and review proposed transactions or courses of dealings requiring approval or ratification under such policy.
●	Code of Conduct: Review the Company’s program to monitor compliance with the Code. The Committee shall also oversee the investigation of any alleged breach of the Code and the taking of appropriate corrective actions where a breach of the Code has occurred.
●	Miscellaneous: Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

VI.	CHAIR RESPONSIBILITIES

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Audit Committee.

VII.RESPONSIBILITIES AND DUTIES OF THE CHAIR

The Chair shall have the responsibilities and duties set out in the Position Description for the Chair of the Compensation, Governance, and Nominating Committee.

VIII.AUTHORITY

The Committee has authority to:

●	Appoint, compensate, and oversee the work of any registered public accounting firm retained by the Company.
●	Conduct or authorize investigations into or studies of matters within its scope of responsibility, including with respect to whistleblower submissions, and may retain, at the Company’s expense, independent legal, accounting or other advisors as it deems necessary to assist the Committee in carrying out its duties or to assist in the conduct of an investigation.
●	Meet with management, the independent auditor and other advisors, as necessary.
●	Obtain full access to the books, records, facilities and personnel of the Company and its subsidiaries.
●	Call a meeting of the Board to consider any matter of concern to the Committee.
IX.	MEETINGS

The Committee shall meet as often as it deems necessary, but not less frequently than quarterly. A quorum for the transaction of business at all meetings shall be a majority of members. Decisions shall be made by an affirmative vote of the majority of members in attendance and the Committee Chair shall not have a deciding or casting vote. An in-camera session of independent directors shall take place at least quarterly. The Committee should also meet separately on a periodic basis with (i) management, (ii) the director of the Company’s internal auditing department or other person responsible for the internal audit function, if applicable, and (iii) the Company’s independent auditor. The Committee may also request to meet separately with management, internal auditors, independent auditors or other advisors.

Meeting minutes shall be recorded and maintained, as directed by the Chair of the Committee.

X.DELEGATION OF AUTHORITY

The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate; provided, however, that no subcommittee shall consist of fewer than two members, and provided further that the Committee shall not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole.

XI.LIMITATION ON COMMITTEE’S DUTIES

The Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the external auditor, in accordance with its business judgment. Members of the Committee are not full-time employees of the Company and are not, and do not represent themselves to be, professional accountants or auditors. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Committee to (i) plan or conduct any audits; (ii) determine or certify that the Company’s financial statements are complete, accurate, fairly presented or in accordance with generally accepted accounting principles or applicable law; (iii) guarantee the external auditor’s reports; or (iv) provide any expert or special assurance as to the Company’s internal controls or management of risk. Members of the Committee are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided and representations made by management as to any audit or non‐audit services provided by the external auditor.

Nothing in this Charter is intended or may be construed as imposing on any member of the Committee or the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This

Charter is not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and this Charter should be interpreted in a manner consistent with the Applicable Laws. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

Any action that may or is to be taken by the Committee may, to the extent permitted by law or regulation, be taken directly by the Board.

XII.EVALUATION OF COMMITTEE

The Committee shall, on an annual basis, review and evaluate its performance. In conducting this review, the Committee shall address such matters that the Committee considers relevant to its performance and evaluate whether this Charter appropriately addresses the matters that are or should be within its scope. The review and evaluation shall be conducted in such a manner as the Committee deems appropriate.

The Committee shall deliver to the Board a report, which may be oral, setting forth the results of its review and evaluation, including any recommended changes to this Charter and any recommended changes to the Company’s or the Board’s policies or procedures, as it deems necessary or appropriate.

APPENDIX A

ELECTRA BATTERY MATERIALS CORPORATION

POSITION DESCRIPTION FOR THE CHAIR OF THE AUDIT COMMITTEE

Adopted April 8, 2022

The board of directors (the “Board”) of Electra Battery Materials Corporation (the “Company”) shall select one of the members of the Board who meets the criteria for independence established by National Instrument 52-110 – Audit Committees, adopted by the Canadian securities administrators and by applicable United States securities laws and exchange requirements, to be appointed as Chair (the “Chair”) of the Audit Committee (the “Audit Committee”) of the Board.

I.DUTIES AND RESPONSIBILITIES OF THE CHAIR

(a)	Providing leadership to enable the Audit Committee to effectively carry out its duties and responsibilities as described in the Charter of the Audit Committee, and as may otherwise be appropriate.
(b)	Chairing meetings of the Audit Committee and encouraging a free and open discussion at the meetings.
(c)	Assisting the Audit Committee and the individual members of the Audit Committee in understanding and discharging their respective duties and responsibilities.
(d)	Ensuring the Audit Committee meets as necessary or appropriate to fulfill its mandate.
(e)	Ensuring there is an effective relationship between the senior executives (including internal auditors of the Company, if any), the external auditors of the Company and the members of the Audit Committee.
(f)	Acting as liaison between the Audit Committee and each of the Company’s management and external auditor.
(g)	Establishing and overseeing procedures to govern the work of the Audit Committee and the discharge of the duties of the Audit Committee, including procedures relating to:
(i)	the development of the agendas for meetings of the Audit Committee in consultation, as appropriate, with the Chair or lead director of the Board, the Chief Executive Officer and Chief Financial Officer of the Company and other senior executives of the Company;
(ii)	the receipt of appropriate information from senior executives of the Company to enable the Audit Committee to effectively exercise its duties;
(iii)	access to senior executives of the Company as the Audit Committee may require from time to time;
(iv)	the tabling of items requiring the approval of the Audit Committee or the review and recommendation of Audit Committee for approval by the Board;
(v)	the proper flow of information to the Audit Committee, including the adequacy and timing of information and materials that may be required by the Audit Committee; and
(vi)	the retention of appropriately qualified and independent external auditors, and other external advisors as appropriate and support of their independent functions.

(h)	Discussing as necessary with the Chair of the Compensation, Governance, and Nominating Committee the skills, experience and talents required for the members of the Audit Committee on an ongoing basis.
(i)	Overseeing the assessment of the performance of the Audit Committee.
(j)	Reporting to the Board, where appropriate, on matters reviewed and on any decisions or recommendations made by the Audit Committee.
(k)	Attending meetings of shareholders and responding to such questions from shareholders as may be put to the Chair.
(l)	Carrying such other duties as may be requested by the Board from time to time.